FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1

Banco Santander, S.A. and Companies composing Santander Group – Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2017.

This Form 6-K is incorporated by reference into Banco Santander, S.A.’s Registration Statements on Form F-3 (File No. 333-207389) (File No. 333-217116)  filed with the Securities and Exchange Commission.

Banco Santander, S.A. and
Companies composing
Santander Group

Interim Condensed Consolidated

Financial Statements for the three-month

period ended March 31, 2017

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2017 AND DECEMBER 31, 2016

(Millions of euros)

ASSETS	Note	03/31/2017	12/31/2016(*)

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHERS DEPOSITS ON DEMAND		74,804	76,454

FINANCIAL ASSETS HELD FOR TRADING	5	143,109	148,187

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	46,026	31,609

FINANCIAL ASSETS AVAILABLE-FOR-SALE	5	118,195	116,774

LOANS AND RECEIVABLES	5	844,804	840,004

INVESTMENTS HELD-TO-MATURITY	5	14,268	14,468

HEDGING DERIVATES		8,934	10,377

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF
INTEREST RATE RISK		1,392	1,481

INVESTMENTS		5,275	4,836
Joint ventures companies		1,628	1,594
Associated entities		3,647	3,242

REINSURANCE ASSETS		329	331

TANGIBLE ASSETS	7	22,807	23,286
Property, plant and equipment		20,635	20,770
For own-use		7,828	7,860
Leased out under an operating lease		12,807	12,910
Investment property		2,172	2,516
Of which Leased out under an operating lease		1,264	1,567

INTANGIBLE ASSETS	8	29,645	29,421
Goodwill		26,939	26,724
Other intangible assets		2,706	2,697

TAX ASSETS		27,610	27,678
Current tax assets		6,296	6,414
Deferred tax assets		21,314	21,264

OTHER ASSETS		8,840	8,447
Insurance contracts linked to pensions		259	269
Inventories		1,146	1,116
Other		7,435	7,062

NON-CURRENT ASSETS HELD FOR SALE	6	5,918	5,772

TOTAL ASSETS		1,351,956	1,339,125

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at March 31, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2017 AND DECEMBER 31, 2016
(Million of euros)

LIABILITIES	Note	03/31/2017	12/31/2016(*)

FINANCIAL LIABILITIES HELD FOR TRADING	9	99,550	108,765

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	56,606	40,263

FINANCIAL LIABILITIES AT AMORTISED COST	9	1,048,447	1,044,240

HEDGING DERIVATES		7,362	8,156

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		436	448

LIABILITIES UNDER INSURANCE CONTRACT		635	652

PROVISIONS		14,411	14,459
Pensions and other employment defined benefit obligations		6,526	6,576
Other long term employee benefits		1,606	1,712
Taxes and other legal contingencies	10	3,111	2,994
Commitments and guarantees given		539	459
Other provisions	10	2,629	2,718

TAX LIABILITIES		8,960	8,373
Current tax liabilities		3,070	2,679
Deferred tax liabilities		5,890	5,694

OTHER LIABILITIES		10,680	11,070

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-	-

TOTAL LIABILITIES		1,247,087	1,236,426

SHAREHOLDERS´ EQUITY	11	107,706	105,977

CAPITAL		7,291	7,291
Called up paid capital		7,291	7,291
Unpaid capital which has been called up		-	-
SHARE PREMIUM		44,912	44,912
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		-	-
Equity component of compound financial instruments		-	-
Other equity instruments		-	-
OTHER EQUITY		195	240
ACCUMULATED RETAINED EARNINGS		56,019	49,953
REVALUATION RESERVES		-	-
OTHER RESERVES		(905)	(949)
(-) OWN SHARES		(6)	(7)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		1,867	6,204
(-) INTERIM DIVIDENDS	3	(1,667)	(1,667)

OTHER COMPREHENSIVE INCOME		(15,122)	(15,039)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS		(3,865)	(3,933)
Actuarial gains or (-) losses on defined benefit pension plans	11	(3,863)	(3,931)
Non-current assets classified as held for sale		-	-
Other recognised income and expense of investments in subsidaries, joint ventures and associates		(2)	(2)
Other valuation adjustments		-	-

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		(11,257)	(11,106)
Hedge of net investments in foreign operations (Effective portion)	11	(5,602)	(4,925)
Exchange differences	11	(7,476)	(8,070)
Hedging derivatives. Cash flow hedges (Effective portion)		239	469
Available-for-sale financial assets	11	1,698	1,571
Debt instruments		590	423
Equity instruments		1,108	1,148
Non-current assets classified as held for sale		-	-
Other recognised income and expense of investments in subsidaries, joint ventures and associates		(116)	(151)

NON-CONTROLLING INTEREST		12,285	11,761
Other comprehensive income		(595)	(853)
Others items		12,880	12,614

EQUITY		104,869	102,699
TOTAL EQUITY AND LIABILITIES		1,351,956	1,339,125
MEMORANDUM ITEMS	14
CONTINGENT LIABILITIES		43,979	44,434
CONTINGENT COMMITMENTS		243,952	231,962

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at March 31, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2017 AND DECEMBER 31, 2016

(Million of reais)

ASSETS	Note	03/31/2017	12/31/2016(*)

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHERS DEPOSITS ON DEMAND		252,836	262,275

FINANCIAL ASSETS HELD FOR TRADING	5	483,706	508,355

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	155,568	108,434

FINANCIAL ASSETS AVAILABLE-FOR-SALE	5	399,498	400,593

LOANS AND RECEIVABLES	5	2,855,439	2,881,632

INVESTMENTS HELD-TO-MATURITY	5	48,225	49,634

HEDGING DERIVATES		30,197	35,599

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF
INTEREST RATE RISK		4,703	5,080

INVESTMENTS		17,832	16,591
Joint ventures companies		5,504	5,468
Associated entities		12,328	11,123

REINSURANCE ASSETS		1,112	1,135

TANGIBLE ASSETS	7	77,086	79,882
Property, plant and equipment		69,746	71,252
For own-use		26,458	26,963
Leased out under an operating lease		43,288	44,289
Investment property		7,340	8,630
Of which Leased out under an operating lease		4,274	5,374

INTANGIBLE ASSETS	8	100,201	100,926
Goodwill		91,055	91,675
Other intangible assets		9,146	9,251

TAX ASSETS		93,324	94,950
Current tax assets		21,282	22,005
Deferred tax assets		72,042	72,945

OTHER ASSETS		29,882	28,970
Insurance contracts linked to pensions		874	922
Inventories		3,874	3,827
Other		25,134	24,221

NON-CURRENT ASSETS HELD FOR SALE	6	20,002	19,801

TOTAL ASSETS		4,569,611	4,593,857

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at March 31, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2017 AND DECEMBER 31, 2016

(Million of reais)

LIABILITIES	Note	03/31/2017	12/31/2016(*)

FINANCIAL LIABILITIES HELD FOR TRADING	9	336,476	373,117

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	191,333	138,124

FINANCIAL LIABILITIES AT AMORTISED COST	9	3,543,751	3,582,266

HEDGING DERIVATES		24,882	27,979

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,474	1,536

LIABILITIES UNDER INSURANCE CONTRACT		2,147	2,237

PROVISIONS		48,709	49,600
Pensions and other employment defined benefit obligations		22,059	22,559
Other long term employee benefits		5,430	5,872
Taxes and other legal contingencies	10	10,514	10,270
Commitments and guarantees given		1,821	1,576
Other provisions	10	8,885	9,323

TAX LIABILITIES		30,282	28,722
Current tax liabilities		10,375	9,189
Deferred tax liabilities		19,907	19,533

OTHER LIABILITIES		36,099	37,973

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-	-

TOTAL LIABILITIES		4,215,153	4,241,554

SHAREHOLDERS´ EQUITY	11	278,472	272,580

CAPITAL		18,277	18,277
Called up paid capital		18,277	18,277
Unpaid capital which has been called up		-	-
SHARE PREMIUM		106,783	106,783
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		-	-
Equity component of compound financial instruments		-	-
Other equity instruments		-	-
OTHER EQUITY		513	630
ACCUMULATED RETAINED EARNINGS		155,220	131,976
REVALUATION RESERVES		-	-
OTHER RESERVES		(2,164)	(2,446)
(-) OWN SHARES		(21)	(23)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		6,248	23,767
(-) INTERIM DIVIDENDS	3	(6,384)	(6,384)

OTHER COMPREHENSIVE INCOME		34,466	39,378

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS		(13,065)	(13,494)
Actuarial gains or (-) losses on defined benefit pension plans	11	(13,058)	(13,486)
Non-current assets classified as held for sale		-	-
Other recognised income and expense of investments in subsidaries, joint ventures and associates		(7)	(8)
Other valuation adjustments		-	-

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		47,531	52,872
Hedge of net investments in foreign operations (Effective portion)	11	(18,934)	(16,895)
Exchange differences	11	60,311	63,288
Hedging derivatives. Cash flow hedges (Effective portion)		807	1,609
Available-for-sale financial assets	11	5,739	5,387
Debt instruments		1,994	1,449
Equity instruments		3,745	3,938
Non-current assets classified as held for sale		-	-
Other recognised income and expense of investments in subsidaries, joint ventures and associates		(392)	(517)

NON-CONTROLLING INTEREST		41,520	40,345
Other comprehensive income		7,311	7,026
Others items		34,209	33,319

EQUITY		354,458	352,303
TOTAL EQUITY AND LIABILITIES		4,569,611	4,593,857
MEMORANDUM ITEMS	14
CONTINGENT LIABILITIES		148,648	152,432
CONTINGENT COMMITMENTS		824,558	795,746

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at March 31, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Million of euros)

		(Debit) Credit
	Note	01/01/2017 to 03/31/2017	01/01/2016 to 03/31/2016 (*)
Interest income		14,523	13,560
Interest expense		(6,121)	(5,936)
Net interest income		8,402	7,624
Dividend income		41	44
Share of results of entities accounted for using the equity method		133	83
Commission income		3,587	3,112
Commission expense		(743)	(715)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		156	241
Gain or losses on financial assets and liabilities held for trading, net		769	13
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		(12)	254
Gain or losses from hedge accounting, net		(37)	(32)
Exchange differences, net		(304)	28
Other operating income		427	583
Other operating expenses		(404)	(529)
Income from assets under insurance and reinsurance contracts		743	526
Expenses from liabilities under insurance and reinsurance contracts		(729)	(502)
Total income		12,029	10,730
Administrative expenses		(4,914)	(4,572)
Staff costs		(2,912)	(2,683)
Other general administrative expenses		(2,002)	(1,889)
Depreciation and amortisation cost		(629)	(586)
Provisions or reversal of provisions, net		(665)	(381)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net	5	(2,416)	(2,416)
Financial assets measured at cost		(7)	-
Financial assets available-for-sale		-	(44)
Loans and receivables		(2,409)	(2,372)
Held-to-maturity investments		-	-
Profit from operations		3,405	2,775
Impairment of investments in subsidiaries, joint ventures and associates, net		-	-
Impairment on non-financial assets, net		(51)	(35)
Tangible assets		(12)	(12)
Intangible assets		-	-
Others		(39)	(23)
Gain or losses on non financial assets and investments, net		11	8
Negative goodwill recognized in results		-	-
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(54)	(17)
Profit or loss before tax from continuing operations		3,311	2,731
Tax expense or income from continuing operations		(1,125)	(810)
Profit for the period from continuing operations		2,186	1,921
Profit or loss after tax from discontinued operations		-	-
Profit for the period		2,186	1,921
Profit attributable to non-controlling interests		319	288
Profit attributable to the parent		1,867	1,633
Earnings per share:	3
Basic		0.12	0.11
Diluted		0.12	0.11

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the three-month period ended March 31, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Million of reais)

		(Debit) Credit
	Note	01/01/2017 to 03/31/2017	01/01/2016 to 03/31/2016 (*)
Interest income		48,593	58,255
Interest expense		(20,481)	(25,502)
Net interest income		28,112	32,753
Dividend income		137	189
Share of results of entities accounted for using the equity method		445	357
Commission income		12,001	13,369
Commission expense		(2,486)	(3,072)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		521	1,035
Gain or losses on financial assets and liabilities held for trading, net		2,575	56
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		(39)	1,091
Gain or losses from hedge accounting, net		(122)	(137)
Exchange differences, net		(1,016)	120
Other operating income		1,429	2,505
Other operating expenses		(1,351)	(2,273)
Income from assets under insurance and reinsurance contracts		2,485	2,260
Expenses from liabilities under insurance and reinsurance contracts		(2,440)	(2,157)
Total income		40,251	46,096
Administrative expenses		(16,444)	(19,641)
Staff costs		(9,744)	(11,526)
Other general administrative expenses		(6,700)	(8,115)
Depreciation and amortisation cost		(2,104)	(2,517)
Provisions or reversal of provisions, net		(2,225)	(1,637)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net	5	(8,085)	(10,379)
Financial assets measured at cost		(25)	-
Financial assets available-for-sale		-	(189)
Loans and receivables		(8,060)	(10,190)
Held-to-maturity investments		-	-
Profit from operations		11,393	11,922
Impairment of investments in subsidiaries, joint ventures and associates, net		-	-
Impairment on non-financial assets, net		(172)	(150)
Tangible assets		(41)	(51)
Intangible assets		-	-
Others		(131)	(99)
Gain or losses on non financial assets and investments, net		36	35
Negative goodwill recognized in results		-	-
Gains or losses on non-current assets held for sale classified as discontinued operations	6	(179)	(73)
Profit or loss before tax from continuing operations		11,078	11,734
Tax expense or income from continuing operations		(3,763)	(3,480)
Profit for the period from continuing operations		7,315	8,254
Profit or loss after tax from discontinued operations		-	-
Profit for the period		7,315	8,254
Profit attributable to non-controlling interests		1,067	1,237
Profit attributable to the parent		6,248	7,017
Earnings per share:	3
Basic		0.42	0.47
Diluted		0.42	0.47

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the three-month period ended March 31, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Million of euros)

	Note	01/01/2017 to 03/31/2017	01/01/2016 to 03/31/2016 (*)

CONSOLIDATED PROFIT FOR THE PERIOD		2,186	1,921

OTHER RECOGNISED INCOME AND EXPENSE		175	(1,609)
Items that will not be reclassified to profit or loss		82	(85)
Actuarial gains and losses on defined benefit pension plans	11	65	(124)
Non-current assets held for sale		-	-
Other recognised income and expense of investments in subsidaries, joint ventures and associates		-	-
Other valuation adjustments		-	-
Income tax relating to items that will not be reclassified to profit or loss		17	39
Items that may be reclassified to profit or loss		93	(1,524)
Hedges of net investments in foreign operations (Effective portion)	11	(677)	241
Revaluation gains (losses)		(677)	241
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Exchanges differences	11	783	(2,498)
Revaluation gains ( losses)		783	(2,498)
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Cash flow hedges (Effective portion)		(325)	563
Revaluation gains (losses)		(180)	824
Amounts transferred to income statement		(145)	(261)
Transferred to initial carrying amount of hedged items		-	-
Other reclassifications		-	-
Financial assets available-for-sale	11	349	686
Revaluation gains (losses)		535	946
Amounts transferred to income statement		(186)	(260)
Other reclassifications		-	-
Non-current assets held for sale		-	-
Revaluation gains (losses)		-	-
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Share of other recognised income and expense of investments		35	3
Income tax relating to items that may be reclassified to profit or loss		(72)	(519)
Total recognised income and expenses		2,361	312
Attributable to non-controlling interests		577	266
Attributable to the parent		1,784	46

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the three-month period ended March 31, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Million of reais)

	Note	01/01/2017 to 03/31/2017	01/01/2016 to 03/31/2016 (*)

CONSOLIDATED PROFIT FOR THE PERIOD		7,315	8,254

OTHER RECOGNISED INCOME AND EXPENSE		(4,627)	(26,814)
Items that will not be reclassified to profit or loss		274	(365)
Actuarial gains and losses on defined benefit pension plans	11	217	(533)
Non-current assets held for sale		-	-
Other recognised income and expense of investments in subsidaries, joint ventures and associates		-	-
Other valuation adjustments		-	-
Income tax relating to items that will not be reclassified to profit or loss		57	168
Items that may be reclassified to profit or loss		(4,901)	(26,449)
Hedges of net investments in foreign operations (Effective portion)	11	(2,265)	1,035
Revaluation gains (losses)		(2,265)	1,035
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Exchanges differences	11	(2,593)	(30,633)
Revaluation gains ( losses)		(2,593)	(30,633)
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Cash flow hedges (Effective portion)		(1,087)	2,419
Revaluation gains (losses)		(602)	3,540
Amounts transferred to income statement		(485)	(1,121)
Transferred to initial carrying amount of hedged items		-	-
Other reclassifications		-	-
Financial assets available-for-sale	11	1,168	2,947
Revaluation gains or (losses)		1,790	4,064
Amounts transferred to income statement		(622)	(1,117)
Other reclassifications		-	-
Non-current assets held for sale		-	-
Revaluation gains (losses)		-	-
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Share of other recognised income and expense of investments		117	13
Income tax relating to items that may be reclassified to profit or loss		(241)	(2,230)
Total recognised income and expenses		2,688	(18,560)
Attributable to non-controlling interests		1,352	(1,133)
Attributable to the parent		1,336	(17,427)

(*)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the three-month period ended March 31, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Million of euros)

												Non- Controlling interest
	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprensive income	Others items	Total
Balance as at 12/31/16 (*)	7,291	44,912	-	240	49,953	-	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted balance as at 12/31/16 (*)	7,291	44,912	-	240	49,953	-	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Total recognised income and expense	-	-	-		-	-	-	-	1,867	-	(83)	258	319	2,361
Other changes in equity	-	-	-	(45)	6,066	-	44	1	(6,204)	-	-	-	(53)	(191)
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	(4)	(4)
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	(85)	(85)
Purchase of equity instruments	-	-	-	-	-	-	-	(406)	-	-	-	-	-	(406)
Disposal of equity instruments	-	-	-	-	-	-	(9)	407	-	-	-	-	-	398
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	6,066	-	138	-	(6,204)	-	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based payment	-	-	-	(21)	-	-	-	-	-	-	-	-	21	-
Others increases or (-) decreases of the equity	-	-	-	(24)	-	-	(85)	-	-	-	-	-	15	(94)
Balance at 03/31/17	7,291	44,912	-	195	56,019	-	(905)	(6)	1,867	(1,667)	(15,122)	(595)	12,880	104,869

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended March 31, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Million of reais)

													Non-Controlling interest
	`	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprensive income	Others items	Total
Balance as at 12/31/16 (*)		18,277	106,783	-	630	131,976	-	(2,446)	(23)	23,767	(6,384)	39,378	7,026	33,319	352,303
Adjustments due to errors		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted balance as at 12/31/16 (*)		18,277	106,783	-	630	131,976	-	(2,446)	(23)	23,767	(6,384)	39,378	7,026	33,319	352,303
Total recognised income and expense		-	-	-	-	-	-	-	-	6,248	-	(4,912)	285	1,067	2,688
Other changes in equity		-	-	-	(117)	23,244	-	282	2	(23,767)	-	-	-	(177)	(533)
Issuance of ordinary shares		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of preferred shares		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maturity of other financial instruments		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction		-	-	-	-	-	-	-	-			-	-	(15)	(15)
Dividends		-	-	-	-	-	-	-	-	-	-	-	-	(286)	(286)
Purchase of equity instruments		-	-	-	-	-	-	-	(1,359)	-	-	-	-	-	(1,359)
Disposal of equity instruments		-	-	-	-	-	-	(29)	1,361	-	-	-	-	-	1,332
Transfer from equity to liabilities		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items		-	-	-	-	23,244	-	523	-	(23,767)	-	-	-	-	-
Increases (decreases) due to business combinations		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based payment		-	-	-	(54)	-	-	-	-	-	-	-	-	71	17
Others increases or (-) decreases of the equity		-	-	-	(63)	-	-	(212)	-	-	-	-	-	53	(222)
Balance at 03/31/17		18,277	106,783	-	513	155,220	-	(2,164)	(21)	6,248	(6,384)	34,466	7,311	34,209	354,458

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended March 31, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Million of euros)

												Non-Controlling interest
	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprensive income	Others items	Total
Balance as at 12/31/15 (*)	7,217	45,001	-	214	46,429	-	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted balance as at 12/31/15 (*)	7,217	45,001	-	214	46,429	-	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
Total recognised income and expense	-	-	-	-	-	-	-	-	1,633	-	(1,587)	(22)	288	312
Other changes in equity	-	-	-	2	3,532	-	36	79	(5,966)	1,546	-	-	487	(284)
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	607	607
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(722)	-	-	-	-	-	-	-	(101)	(823)
Purchase of equity instruments	-	-	-	-	-	-	-	(411)	-	-	-	-	-	(411)
Disposal of equity instruments	-	-	-	-	-	-	(13)	490	-	-	-	-	-	477
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	4,254	-	166	-	(5,966)	1,546	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	40	40
Share-based payment	-	-	-	(43)	-	-	-	-	-	-	-	-	-	(43)
Others increases or (-) decreases of the equity	-	-	-	45	-	-	(117)	-	-	-	-	-	(59)	(131)
Balance at 03/31/16 (*)	7,217	45,001	-	216	49,961	-	(633)	(131)	1,633	-	(15,949)	(1,249)	12,715	98,781

(*)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended March 31, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Million of reais)

												Non-Controlling interest
	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprensive income	Others items	Total
Balance as at 12/31/15 (*)	18,016	107,097	-	531	119,011	-	(1,398)	(904)	21,746	(5,636)	121,150	15,968	30,223	425,804
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted balance as at 12/31/15 (*)	18,016	107,097	-	531	119,011	-	(1,398)	(904)	21,746	(5,636)	121,150	15,968	30,223	425,804
Total recognised income and expense	-	-	-	-	-	-	-	-	7,017	-	(24,444)	(2,370)	1,237	(18,560)
Other changes in equity	-	-	-	10	12,849	-	214	364	(21,746)	5,636	-	-	2,153	(520)
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	2,666	2,666
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(2,632)	-	-	-	-	-	-	-	(433)	(3,065)
Purchase of equity instruments	-	-	-	-	-	-	-	(1,766)	-	-	-	-	-	(1,766)
Disposal of equity instruments	-	-	-	-	-	-	(56)	2,130	-	-	-	-	-	2,074
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	15,481	-	629	-	(21,746)	5,636	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	172	172
Share-based payment	-	-	-	(183)	-	-	-	-	-	-	-	-	-	(183)
Others increases or (-) decreases of the equity	-	-	-	193	-	-	(359)	-	-	-	-	-	(252)	(418)
Balance at 03/31/16 (*)	18,016	107,097	-	541	131,860	-	(1,184)	(540)	7,017	-	96,706	13,598	33,613	406,724

(*)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended March 31, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Million of euros)

	Note	03/31/2017	03/31/2016 (*)

A. CASH FLOWS FROM OPERATING ACTIVITIES		(993)	(5,065)
Consolidated Profit for the period		2,186	1,921
Adjustments made to obtain the cash flows from operating activities		6,018	4,760
Depreciation and amortisation cost		629	586
Other adjustments		5,389	4,174
Net increase/(decrease) in operating assets		9,883	24,145
Financial assets held-for-trading		(6,515)	8,791
Financial assets at fair value through profit or loss		13,984	4,095
Financial assets available-for-sale		526	(2,778)
Loans and receivables		3,157	13,507
Other operating assets		(1,269)	530
Net increase/(decrease) in operating liabilities		1,437	12,455
Liabilities held-for-trading financial		(10,061)	6,111
Financial liabilities designated at fair value through profit or loss		15,374	9,179
Financial liabilities at amortised cost		(2,838)	(1,111)
Other operating liabilities		(1,038)	(1,724)
Income tax recovered/(paid)		(751)	(56)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(1,002)	(1,440)
Payments		2,278	2,199
Tangible assets	7	1,731	1,720
Intangible assets		327	440
Investments		-	3
Subsidiaries and other business units	2	220	36
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments		-	-
Other payments related to investing activities		-	-
Proceeds		1,276	759
Tangible assets	7	944	545
Intangible assets		-	-
Investments		2	7
Subsidiaries and other business units		-	-
Non-current assets held for sale and associated liabilities	6	296	207
Held-to-maturity investments		34	-
Other proceeds related to investing activities		-	-
C. CASH FLOW FROM FINANCING ACTIVITIES		(110)	(1,067)
Payments		1,555	1,534
Dividends	3	802	722
Subordinated liabilities		247	361
Redemption of own equity instruments		-	-
Acquisition of own equity instruments		406	411
Other payments related to financing activities		100	40
Proceeds		1,445	467
Subordinated liabilities		1,050	-
Issuance of own equity instruments	11	-	-
Disposal of own equity instruments		395	467
Other proceeds related to financing activities		-	-
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		455	(2,634)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(1,650)	(10,206)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		76,454	77,751
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		74,804	67,545

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		7,558	6,826
Cash equivalents at central banks		53,804	46,784
Other financial assets		13,442	13,935
Less: Bank overdrafts refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		74,804	67,545
In which: restricted cash		-	-

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the three-month period ended March 31, 2017

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Million of reais)

	Note	03/31/2017	03/31/2016 (*)

A. CASH FLOWS FROM OPERATING ACTIVITIES		(3,325)	(21,758)
Consolidated Profit for the period		7,315	8,254
Adjustments made to obtain the cash flows from operating activities		20,136	20,449
Depreciation and amortisation cost		2,104	2,517
Other adjustments		18,032	17,932
Net increase/(decrease) in operating assets:		33,074	103,728
Financial assets held-for-trading		(21,799)	37,767
Financial assets at fair value through profit or loss		46,790	17,592
Financial assets available-for-sale		1,762	(11,935)
Loans and receivables		10,563	58,027
Other operating assets		(4,242)	2,277
Net increase/(decrease) in operating liabilities:		4,809	53,508
Liabilities held-for-trading financial		(33,664)	26,253
Financial liabilities designated at fair value through profit or loss		51,441	39,434
Financial liabilities at amortised cost		(9,496)	(4,773)
Other operating liabilities		(3,472)	(7,406)
Income tax recovered/(paid)		(2,511)	(241)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(3,349)	(6,185)
Payments		7,622	9,447
Tangible assets	7	5,792	7,389
Intangible assets		1,094	1,890
Investments		-	13
Subsidiaries and other business units	2	736	155
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments		-	-
Other payments related to investing activities		-	-
Proceeds:		4,273	3,262
Tangible assets	7	3,160	2,342
Intangible assets		-	-
Investments		8	30
Subsidiaries and other business units		-	-
Non-current assets held for sale and associated liabilities	6	992	890
Held-to-maturity investments		113	-
Other proceeds related to investing activities		-	-
C. CASH FLOW FROM FINANCING ACTIVITIES		(360)	(4,094)
Payments		5,193	6,100
Dividends	3	2,690	3,198
Subordinated liabilities		826	971
Redemption of own equity instruments		-	-
Acquisition of own equity instruments		1,359	1,766
Other payments related to financing activities		318	165
Proceeds		4,833	2,006
Subordinated liabilities		3,513	-
Issuance of own equity instruments	11	-	-
Disposal of own equity instruments		1,320	2,006
Other proceeds related to financing activities		-	-
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(2,405)	(25,092)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(9,439)	(57,129)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		262,275	335,240
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		252,836	278,111

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		25,546	28,105
Cash equivalents at central banks		181,858	192,629
Other financial assets		45,432	57,377
Less: Bank overdrafts refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		252,836	278,111
In which: restricted cash		-	-

(*)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the three-month period ended March 31, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the interim condensed consolidated financial statements for the three-month period ended March 31, 2017

1.     Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)    Introduction

Banco Santander, S.A. (“the Bank”  or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted in the Bank´s website (www.santander.com) and at its registered office at Paseo de Pereda 9‑12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group”  or “Santander Group”).

The Group’s interim condensed consolidated financial statements for the three-month period ended March 31, 2017 (“interim financial statements”) were prepared and authorised by the Group’s directors at the board meeting held on May 3, 2017. The Group’s consolidated financial statements for year 2016 were approved by the shareholders at the Bank’s annual general meeting on April 7, 2017.

b)    Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in accordance with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”). In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2016 prepared in accordance with the requirements and specific provisions of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil were prepared by the Bank (and approved at the board of directors meeting on February 21, 2017) in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2004, and the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB-IFRSs), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at December 31, 2016 and the consolidated results of its operations, the consolidated recognised income and expense, the changes in consolidated equity and the consolidated cash flows in 2016.

These interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements and contain disclosures relating to the three-month period ended March 31, 2017.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorised for issue, focusing on new activities, events and circumstances occurring during the first quarter, and does not duplicate information previously reported in the latest approved annual consolidated financial statements. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s consolidated financial statements for the year ended December 31, 2016.

Santander Group policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. These interim financial statements have been prepared in order to comply with the specific requirements and provisions established in the Instruction nº480/2009 of the CVM, as a result of the negotiation of securities in regulated markets in Brazil, which requires the disclosure of the interim financial statements prepared in compliance with the International Accounting Standard IAS 34 issued by the IASB, in Brazilian reais and Portuguese. For this reason, the presented interim financial statements may not be adequate for other purposes.

Consequently, given that the functional currency of the Bank as well as its management is defined based on the Euro, the amounts presented in Brazilian reais exclusively included in order to comply with the requirements of the Instruction nº 480/2009 of the Brazilian Securities Market Comission (CVM) and its subsequent amendments, may not be representative of the equity evolution of the Group in a situation of significant changes between the euro and reais.

These interim financial statements are presented in euros (the Bank’s functional currency and the Group’s presentation currency) and in Brazilian reais. The amounts presented in reais are included solely to comply with the requirements of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil and subsequent amendments thereto. The balances were translated to reais in accordance with the policies set forth in Note 2.a to the Group’s consolidated financial statements for 2016, which were prepared to comply with the requirements and specific provisions of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil. As indicated in the aforementioned Note 2.a, for practical reasons, balance sheet was translated at closing period exchange rate, the shareholders equity at historical exchange rate and income and expenses were translated at the average exchange rate for the period; the application of this exchange rate or that corresponding to the date of each transaction does not give rise to significant differences in the Group’s interim financial statements.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated financial statements for 2016, taking into account that no new standards and interpretations came into effect for the Group in the three month period ended March 31, 2017.

c)     Use of critical estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the interim financial statements. The main accounting policies and measurement bases are set forth in Note 2 to the consolidated financial statements for 2016.

The interim financial statements contain estimates made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.

The income tax expense, which, in accordance with IAS 34, is recognised in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.

The impairment losses on certain assets – Financial assets available-for-sale, loans and receivables, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
4.	The useful life of the tangible and intangible assets;
5.	The measurement of goodwill arising on consolidation;
6.	The calculation of provisions and the consideration of contingent liabilities;
7.	The fair value of certain unquoted assets and liabilities; and
8.	The recoverability of deferred tax assets.

In the three-month period ended March 31, 2017 there were no significant changes in the estimates made at the 2016 year-end other than those indicated in these interim financial statements.

d)    Contingent assets and liabilities

Note 2.o to the Group’s consolidated financial statements for the year ended December 31, 2016 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from December 31, 2016 to the date of formal preparation of these interim financial statements.

e)    Comparative information

On November 19, 2015, Circular 5/2015, of October 28, of the National Securities Market Commission, was issued which adapts the models established for the disclosure of the six-month period financial information in Annex II of Circular 1/2008, dated January 30, for the credit entities, to the new models provided for in Circular 5/2014 of November 28, of the Bank of Spain, for the periods beginning on or after January 1, 2016, being the first implementation date on June 30, 2016. The adaptation of the Circular has modified the breakdown and presentation of certain headings in the financial statements, without these changes being significant. The information for the three-month period ended March 31, 2017 has been re-classified under this Circular in a way that is comparative.

Therefore, the information for the year 2016 contained in these interim financial statements is only presented for comparison purposes with the information relating to the three-month period ended March 31, 2017.

In order to interpret the changes in the balances with respect to December 2016, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated financial statements for the year ended December 31, 2016) and the impact of the appreciation/depreciation of the various currencies against the euro in the first three months of 2017, considering the exchange rates at the first three months of 2017: Mexican peso (8.76%), US dollar  (‑1.40%), Brazilian real (1.49%) and Polish zloty (4.35%), as well as the evolution of the comparable average exchange rates: Brazilian real (+28.4%), US dolar (3.50%), Sterling Pound (‑10.42%) and Mexican Peso (‑7.88%).

f)    Seasonality of the Group’s transactions

The business activities carried on by the Group entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the condensed consolidated financial statements for the three-month period ended March 31, 2017.

g)    Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the financial statements for the three month period ended March 31, 2017.

h)    Events after the reporting period

From April 1, 2017 to the date on which the interim financial statements for the first quarter of 2017 were authorised for issue, the following significant events occurred at Santander Group:

–     On May 2, 2017 a complementary dividend was paid out of 2016 profit for a gross amount of EUR 0.055 per share, in accordance with the resolution approved by the General Shareholder’s Meeting of Banco Santander, S.A., held on April 7, 2017.

–     On April 18, Banco Santander, S.A. communicated that the Executive Board agreed to perform an issuance of perpetual preferred securities contingently convertible into newly issued ordinary shares of Banco Santander, S.A., by a total amount of EUR 2,000 million throughout an accelerated process of prospecting demand which will only target at qualified investors. The final amount of the issuance was 750 million euros, at par, and the remuneration, discretional and subject to certain conditions, was set at 6.75% on an annual basis for the first five years.

i)    Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

–     Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

–     The Group classifies as cash and cash equivalents the balances recognised under Cash, cash and balances at central banks and other deposits on demand without restrictions in the condensed consolidated balance sheet.

–     Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

–     Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

–     Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

j)    Other information

UK Referendum

On June 23, 2016, the UK held a referendum on the UK’s membership of the European Union (the EU). The result of the referendum’s vote was to leave the EU, which creates a number of uncertainties within the UK, and regarding its relationship with the EU.

On March 29, 2017, the UK gave notice under Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the EU. This has triggered a two-year period of negotiation which will determine the new terms of the UK’s relationship with the EU, after which period the UK’s EU membership will cease. These negotiations are expected to run in parallel to standalone bilateral negotiations with the numerous individual countries and multilateral counterparties with which the UK currently has trading arrangements by virtue of its membership of the EU. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships are uncertain.

Although the result does not entail any immediate change to the current operations and structure, it has caused volatility in the markets, including depreciation of the pound sterling, and is expected to continue to cause economic uncertainty which could adversely affect the results, financial condition and prospects. The terms and timing of the UK’s exit from the EU are yet to be confirmed and it is not possible to determine the full impact that the referendum, the UK’s exit from the EU and/or any related matters may have on general economic conditions in the UK (including on the performance of the UK housing market and UK banking sector) and, by extension, the impact the exit may have on the results, financial condition and prospects. Further, there is uncertainty as to whether, following exit from the EU, it will be possible to continue to provide financial services in the UK on a cross-border basis within other EU member states.

The UK political developments described above, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape to which the group subject and could have a negative adverse effect on the financing availability and terms and, more generally, on the results, financial condition and prospects.

2.    Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended December 31, 2016 provide relevant information on the Group companies at that date and on the companies accounted for under the equity method.

Also, Note 3 to the aforementioned consolidated financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2016, 2015 and 2014.

There were no significant acquisition/disposals of ownership interests during the three-month period ended March 31, 2017. The most significant transactions pending at March 31, 2017 are as follows:

Agreement with Santander Asset Management

On November 16, 2016, after the agreement with Group Unicredit on July 27, 2016 to integrate Santander Asset Management and Pioneer Investments was abandoned, the Group announced that it had reached an agreement with Warburg Pincus ("WP") and General Atlantic ("GA") under which Santander will acquire 50% of Santander Asset Management so that it will once again be a 100% owned unit of the Santander Group.

As part of the transaction, Santander Group, WP and GA agreed to explore different alternatives for the sale of its stake in Allfunds Bank, S.A. ("Allfunds Bank"), including a possible sale or a public offering.On March 7, 2017, we announced that together with our partners in Allfunds Bank we had reached an agreement for the sale of 100% of Allfunds Bank to funds affiliated with Hellman & Friedman, a leading private equity investor, and GIC, Singapore’s sovereign wealth fund.

Santander Group estimates that the proceeds that will obtain from the sale of this stake of 25% in Allfunds Bank will be approximately EUR 470 million (1,589 million of reais), with a capital gain net of taxes of approximately EUR 300 million (1,014 million of reais), and that in 2018 such sale, together with the acquisition of the 50% of Santander Asset Management that Santander does not own, will have a positive impact on earnings per share and will generate a return on invested capital (RoIC) above 20% (and above 25% in 2019). Santander Group also estimates that the consumption of both transactions on its capital (core equity tier 1) by the end of 2017 will be approximately 11 basis points. Both operations are subject to obtaining the corresponding regulatory authorizations.

Purchase of shares to DDFS LLC in Santander Consumer USA (SCUSA)

Also, on July 3, 2015, the Group announced that it had reached an agreement to purchase the 9.65% ownership interest held by DDFS LLC in SCUSA. Following this transaction, which is subject to the obtainment of the relevant regulatory authorisations, the Group will have an ownership interest of approximately 68.36% in SCUSA.

3.    Shareholder remuneration system and earnings per share

a)    Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first three months of 2017 and 2016 was as follows:

	03/31/17			03/31/16
	% of par value	Euros per share	Amount (Million of euros)	% of par value	Euros per share	Amount (Million of euros)
Dividend paid out of profit	11.00%	0.0550	802	10.00%	0.0500	722
Dividend paid with a charge to reserves or share premium	-	-	-	-	-	-
Dividend in kind	-	-	-	-	-	-
Total remuneration paid	11.00%	0.0550	802	10.00%	0.0500	722

	03/31/17			03/31/16
	% of par value	Reais per share	Amount (Million of reais)	% of par value	Reais per share	Amount (Million of reais)
Dividend paid out of profit	11.00%	0.1677	2,690	10.00%	0.2215	3,198
Dividend paid with a charge to reserves or share premium	-	-	-	-	-	-
Dividend in kind	-	-	-	-	-	-
Total remuneration paid	11.00%	0.1677	2,690	10.00%	0.2215	3,198

b)    Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the three-month period adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	03/31/17	03/31/16
Profit attributable to the Parent (million of euros)	1,867	1,633
Remuneration of contingently convertible preference shares (million of euros)	(84)	(84)
	1,783	1,549
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (million of euros)	-	-
Profit or Loss from continuing operations (PPC net) (million of euros)	1,783	1,549
Weighted average number of shares outstanding	14,579,840,623	14,391,044,388
Basic earnings per share (euros)	0.12	0.11
Of which: from discontinued operations (euros)	-	-
from continuing operations (euros)	0.12	0.11

	03/31/17	03/31/16
Profit attributable to the Parent (million of reais)	6,248	7,017
Remuneration of contingently convertible preference shares (million of reais)	(181)	(260)
	6,067	6,757
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (million of reais)	-	-
Profit or Loss from continuing operations (PPC net) (million of reais)	6,067	6,757
Weighted average number of shares outstanding	14,579,840,623	14,391,044,388
Basic earnings per share (reais)	0.42	0.47
Of which: from discontinued operations (reais)	-	-
from continuing operations (reais)	0.42	0.47

ii. Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the three-month period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	03/31/17	03/31/16

Profit attributable to the Parent (million of euros)	1,867	1,633
Remuneration of contingently convertible preference shares (million of euros)	(84)	(84)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	-	-
	1,783	1,549
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (million of euros)	-	-
Profit or Loss from continuing operations (PPC net) (million of euros)	1,783	1,549

Weighted average number of shares outstanding	14,579,840,623	14,391,044,388
Dilutive effect of:
Options/ receipt of shares	45,055,022	53,907,515
Adjusted number of shares	14,624,895,645	14,444,951,903
Diluted earnings per share (euros)	0.12	0.11
Of which: from discontinued operations (euros)	-	-
from continuing operations (euros)	0.12	0.11

	03/31/17	03/31/16

Profit attributable to the Parent (million of reais)	6,248	7,017
Remuneration of contingently convertible preference shares (million of reais)	(181)	(260)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares
	-	-
Of which:	6,067	6,757
Profit or Loss from discontinued operations (non controlling interest net) (million of reais)	-	-
Profit or Loss from continuing operations (PPC net) (million of reais)	6,067	6,757

Weighted average number of shares outstanding	14,579,840,623	14,391,044,388
Dilutive effect of:
Options/ receipt of shares	45,055,022	53,907,515
Adjusted number of shares	14,624,895,645	14,444,951,903
Diluted earnings per share (reais)	0.42	0.47
Of which: from discontinued operations (reais)	-	-
from continuing operations (reais)	0.42	0.47

4.    Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended December 31, 2016 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2016 and 2015.

The most salient data relating to the aforementioned remuneration and benefits for the three-month periods ended March 31, 2017 and 2016 are summarised as follows:

Remuneration of directors (1)

	Thousands of euros
	03/31/17	03/31/16

Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	1,741	1,741
Variable remuneration in cash of executive directors	-	-
Attendance fees of directors	211	262
Bylaw-stipulated annual directors’ emoluments	933	946
Other (except insurance premiums)	507	589
Sub-total	3,392	3,538

Transactions with shares and/or other financial instruments	-	-
	3,392	3,538

	Thousands of reais
	03/31/17	03/31/16

Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	5,825	7,479
Variable remuneration in cash of executive directors	-	-
Attendance fees of directors	705	4,064
Bylaw-stipulated annual directors’ emoluments	3,122	1,126
Other (except insurance premiums)	1,696	2,530
Sub-total	11,348	15,199

Transactions with shares and/or other financial instruments	-	-
	11,348	15,199

(1)	The notes to the annual consolidated financial statements for 2017 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.

Other benefits of the directors

	Thousands of euros
	03/31/17	03/31/16

Members of the board of directors:
Other benefits-
Advances	-	-
Loans granted	121	101
Pension funds and plans: Provisions and/or contributions (1)	1,224	1,124
Pension funds and plans: Accumulated rights (2)	121,413	117,675
Life insurance premiums	579	475
Guarantees provided for directors	-	-

	Thousands of reais
	03/31/17	03/31/16

Members of the board of directors:
Other benefits-
Advances	-	-
Loans granted	408	415
Pension funds and plans: Provisions and/or contributions (1)	4,096	4,629
Pension funds and plans: Accumulated rights (2)	406,245	484,515
Life insurance premiums	1,937	1,956
Guarantees provided for directors	-	-

(1)

Corresponds to the provisions and/or contributions made in the first three months of 2017 and 2016 for retirement pensions and supplementary benefits surviving spouse and child benefits, and permanent disability.

(2)

Corresponds to the pension rights accumulated by the directors. In addition, at March 31, 2017 and March 31, 2016, former board members held accumulated pension rights amounting to EUR 82,522 thousand (276,118 thousand of reais) and EUR 114,943 thousand  (460,914 thousand of reais), respectively.

Also, in his capacity as a member of the boards of directors of Group companies, Mr Matias Rodríguez Inciarte received EUR  10.5 thousand  (35 thousand of reais) in the first three months of 2017 as non-executive director of U.C.I., S.A. (first three months of 2016: EUR 10.5 thousand  (45 thousand of reais)).

Remuneration of senior management (1) (2)

The table below includes the corresponding amounts related to remunerations of senior management at March 31, 2017 and 2016, excluding the executive directors:

	Thousands of euros
	03/31/17	03/31/16

Senior management:
Total remuneration of senior management	5,234	5,651

	Thousands of reais
	03/31/17	03/31/16

Senior management:
Total remuneration of senior management	17,514	24,277

(1)

Remunerations regarding to members of Senior Management who, during the three month period ended March 31, 2017, had ceased their duties amount to EUR 460 thousand (1,539 thousand of reais) during the three month period ended March 31, 2017. (March 31, 2016: EUR 784 thousand  (3,368 thousand of reais)).

(2)	The number of senior managers of the Bank, excluding executive directors, changed from 20 in the first three months of 2016 to 17 in the first three months of 2017.

The annual variable remunerations (or bonuses) for 2016 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the financial statements for that year. Similarly, the variable remunerations allocable to 2017 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the financial statements for 2017.

5.    Financial assets

a)    Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to Cash,  cash balances at central banks and other deposits on demand and Hedging derivatives, at March 31, 2017 and December 31, 2016 is as follows:

	Million of euros
	03/31/17
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for- sale	Loans and receivables	Investments held -to- maturity

Derivatives	65,167	-	-	-	-
Equity instruments	16,174	574	5,249	-	-
Debt instruments	46,944	3,549	112,946	12,901	14,268
Loans and advances	14,824	41,903	-	831,903	-
Central Banks	-	-	-	26,721	-
Credit institutions	3,449	24,038	-	39,110	-
Customers	11,375	17,865	-	766,072	-
Total	143,109	46,026	118,195	844,804	14,268

	Million of reais
	03/31/17
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for- sale	Loans and receivables	Investments held -to- maturity

Derivatives	220,265	-	-	-	-
Equity instruments	54,669	1,939	17,741	-	-
Debt instruments	158,669	11,996	381,757	43,606	48,225
Loans and advances	50,103	141,633	-	2,811,833	-
Central Banks	-	-	-	90,316	-
Credit institutions	11,657	81,249	-	132,193	-
Customers	38,446	60,384	-	2,589,324	-
Total	483,706	155,568	399,498	2,855,439	48,225

	Million of euros
	12/31/16
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for- sale	Loans and receivables	Investments held -to- maturity

Derivatives	72,043	-	-	-	-
Equity instruments	14,497	546	5,487	-	-
Debt instruments	48,922	3,398	111,287	13,237	14,468
Loans and advances	12,725	27,665	-	826,767	-
Central Banks	-	-	-	27,973	-
Credit institutions	3,221	10,069	-	35,424	-
Customers	9,504	17,596	-	763,370	-
Total	148,187	31,609	116,774	840,004	14,468

	Million of reais
	12/31/16
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for- sale	Loans and receivables	Investments held -to- maturity

Derivatives	247,143	-	-	-	-
Equity instruments	49,731	1,874	18,824	-	-
Debt instruments	167,828	11,656	381,769	45,410	49,634
Loans and advances	43,653	94,904	-	2,836,222	-
Central Banks	-	-	-	95,961	-
Credit institutions	11,048	34,541	-	121,522	-
Customers	32,605	60,363	-	2,618,739	-
Total	508,355	108,434	400,593	2,881,632	49,634

b)    Valuation adjustments for impairment of loans and advances

The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the three-month periods ended March 31, 2017 and 2016 were as follows:

	Million of euros
	03/31/17	03/31/16

Balance as at beginning of period	24,899	26,631

Impairment losses charged to income for the period	2,886	2,732
Of which:
Impairment losses charged to income	5,036	4,363
Impairment losses reversed with a credit to income	(2,150)	(1,631)
Write-off of impaired balances against recorded impairment allowance	(3,623)	(2,699)
Exchange differences and other changes	(62)	(274)

Balance as at end of period	24,100	26,390

Of which, relating to:
Impaired assets	15,067	17,784
Of which, arising from country risk	29	19
Other assets	9,033	8,606

Of which:
Individually calculated	6,384	9,951
Collectively calculated	17,716	16,439

	Million of reais
	03/31/17	03/31/16

Balance as at beginning of period	85,417	114,825

Impairment losses charged to income for the period	9,658	11,737
Of which:
Impairment losses charged to income	16,851	18,744
Impairment losses reversed with a credit to income	(7,193)	(7,007)
Write-off of impaired balances against recorded impairment allowance	(12,122)	(11,113)
Exchange differences and other changes	(1,494)	(6,791)

Balance as at end of period	81,459	108,658

Of which, relating to:
Impaired assets	50,928	73,224
Of which, arising from country risk	97	78
Other assets	30,531	35,434

Of which:
Individually calculated	21,579	40,973
Collectively calculated	59,880	67,685

Previously written-off assets recovered in the first three months of 2017 and 2016 amounted to EUR 477 million (1,598 million of reais) and EUR 360 million (1,547 million of reais), respectively. Considering these amounts the impairment losses registered on loans and receivables amounted to EUR 2,409 million (8,060 million of reais) in the first three months of 2017 and EUR 2,372 million (10,190 million of reais) in the first three months of 2016.

c)    Impaired assets classified as loans and receivables

The detail of the changes in the three-month periods ended March 31, 2017 and 2016 in the balance of financial assets classified as loans and receivables and considered to be doubtful due to credit risk is as follows:

	Million of euros
	03/31/17	03/31/16

Balance as at beginning of period	33,350	36,298
Net additions	1.814	1,902
Written-off assets	(3,623)	(2,699)
Changes in scope of consolidation	18	-
Exchange differences and other	542	80
Balance as at end of period	32,101	35,581

	Million of reais
	03/31/17	03/31/16

Balance as at beginning of period	114,408	156,506
Net additions	6,070	8,170
Written-off assets	(12,122)	(11,113)
Changes in scope of consolidation	60	-
Exchange differences and other	84	(7,062)
Balance as at end of period	108,500	146,501

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

d)    Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at March 31, 2017 and December 31, 2016:

	Million of euros		Million of euros
	03/31/17		12/31/16
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Central banks	26,721	26,697	27,973	27,964
Loans and advances to credit institutions	39,110	39,491	35,424	35,577
Loans and advances to customers	766,072	772,571	763,370	770,278
Debt instruments	27,169	27,006	27,705	27,417
ASSETS	859,072	865,765	854,472	861,236

	Million of reais		Million of reais
	03/31/17		12/31/16
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Central banks	90,316	90,236	95,961	95,931
Loans and advances to credit institutions	132,193	133,480	121,522	122,047
Loans and advances to customers	2,589,324	2,611,290	2,618,739	2,642,439
Debt instruments	91,831	91,280	95,044	94,054
ASSETS	2,903,664	2,926,286	2,931,266	2,954,471

The main valuation methods and inputs used in the estimates of the fair values of the financial assets in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2016.

6.    Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at March 31, 2017 and December 31, 2016 is as follows:

	Million of euros
	03/31/17	12/31/16

Tangible assets	5,888	5,743
Of which:
Foreclosed assets	5,787	5,640
Of which: Property assets in Spain	5,076	4,902
Other tangible assets held for sale	101	103
Other assets	30	29
	5,918	5,772

	Million of reais
	03/31/17	12/31/16

Tangible assets	19,901	19,701
Of which:
Foreclosed assets	19,561	19,348
Of which: Property assets in Spain	17,161	16,816
Other tangible assets held for sale	340	353
Other assets	101	100
	20,002	19,801

At March 31, 2017, the allowance that covers the value of the foreclosed assets represents the 50.6%  (December 31, 2016:  51.3%). The net charges recorded in the first three months of 2017 amounted to EUR 84 million and EUR 46 million (280 and 197 million of reais) in December 31, 2016, and the recoveries undergone during those periods amount to EUR 13 and EUR  4 million, respectively (43 and 17 million of reais, respectively).

In the first three months of 2017, the Group sold, for a net total of approximately EUR 233 million  (780 million of reais), foreclosed properties with a gross carrying amount of EUR 338 million  (1,131 million of reais),  for which provisions totalling EUR 121 million (405 million of reais) had been recognised. These sales gave rise to gains of EUR 16 million (54 million of reais). In addition, other tangible assets were sold for EUR 63 million (212 million of reais), giving rise to a gain of EUR 1  million (4 million of reais).

7.    Tangible assets

a)    Changes in the period

In the first three months of 2017, tangible assets were acquired for EUR 1,731 million  (5,792 million of reais) (first three months of 2016: EUR 1,720 million  (7,389 million of reais)).

Also, in the first three months of 2017, tangible asset items were disposed of with a carrying amount of EUR 933 million (3,121 million of reais) and in the first three months of 2016: EUR 536 million  (2,303 million of reais), giving rise to a net gain of EUR 11 million (39 million of reais) in the first three months of 2017  (first three months of 2016: EUR 9 million  (39 million of reais)).

b)    Impairment losses

In the first three months of 2017, there were impairment losses on tangible assets (mainly investment property) amounting to EUR 12 million  (41 million of reais) (first three months of 2016: EUR 12 million  (51 million of reais)), which were recognised under Impairment on non-financial assets (net) in the condensed consolidated income statement.

c)    Property, plant and equipment purchase commitments

At March 31, 2017  and 2016, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.    Intangible assets

a)    Goodwill

The detail of Intangible Assets - Goodwill at March 31, 2017 and December 31, 2016, based on the cash-generating units giving rise thereto, is as follows:

	Million of euros
	03/31/17	12/31/16

Santander UK	8,686	8,679
Banco Santander (Brazil)	5,856	5,769
Santander Consumer USA	3,137	3,182
Bank Zachodni WBK	2,444	2,342
Santander Bank National Association (*)	1,921	1,948
Santander Consumer Germany	1,217	1,217
Banco Santander Totta	1,040	1,040
Banco Santander (Chile)	701	704
Grupo Financiero Santander (Nordics)	537	537
Santander Consumer Bank (Mexico)	488	449
Other companies	912	857
	26,939	26,724

	Million of reais
	03/31/17	12/31/16

Santander UK	29,358	29,774
Banco Santander (Brazil)	19,792	19,792
Santander Consumer USA	10,603	10,915
Bank Zachodni WBK	8,262	8,036
Santander Bank National Association (*)	6,492	6,683
Santander Consumer Germany	4,112	4,173
Banco Santander Totta	3,515	3,568
Banco Santander (Chile)	2,370	2415
Grupo Financiero Santander (Nordics)	1,650	1842
Santander Consumer Bank (Mexico)	1,814	1540
Other companies	3,087	2937
	91,055	91,675

(*)    During 2016, the Group reallocated the goodwill initially assigned to the Santander Bank, National Association cash generating unit to the information segments in which the activity is broken down, as the company’s business is managed. This reallocation was made based on the relative values of the reallocated units, not presenting any evidence of impairment prior to reassignment. This change has no effect in the accompanying condensed consolidated financial statements.

In the first three months of 2017, goodwill increased by EUR 158 million  (-811 million of reais) due to exchange differences  (Note 11),  which pursuant to current regulations, were recognised with a credit to Other accumulated results – items that may be reclassified to profit or loss - Exchange differences in equity through results the condensed consolidated statement of recognised income and expense.

Note 17 to the consolidated financial statements for the year ended December 31, 2016 includes detailed information on the procedures followed by the Group to analyse the potential impairment of the goodwill recognised with respect to its recoverable amount and to recognise the related impairment losses, where appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indicators of impairment, the Group’s directors concluded that in the first three months of 2017 there were no impairment losses which required recognition.

b)    Other intangible assets

During the first three months of 2017 and 2016, there were no significant impairment losses.

9.    Financial liabilities

a)    Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial liabilities, other than hedging derivatives, at March 31, 2017 and December 31, 2016 is as follows:

	Million of euros
	03/31/17			12/31/16
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost

Derivatives	67,580	-	-	74,369	-	-
Short Positions	20,677	-	-	23,005	-	-
Deposits	11,293	53,233	804,671	11,391	37,472	791,646
Central banks	-	11,515	46,596	1,351	9,112	44,112
Credit institutions	644	14,223	90,433	44	5,015	89,764
Customer	10,649	27,495	667,642	9,996	23,345	657,770
Debt securities	-	3,373	218,019	-	2,791	226,078
Other financial liabilities	-	-	25,757	-	-	26,516
Total	99,550	56,606	1,048,447	108,765	40,263	1,044,240

	Million of reais
	03/31/17			12/31/16
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost

Derivatives	228,419	-	-	255,123	-	-
Short Positions	69,888	-	-	78,918	-	-
Deposits	38,169	179,930	2,719,789	39,076	128,549	2,715,742
Central banks	1	38,921	157,496	4,633	31,258	151,326
Credit institutions	2,176	48,075	305,663	151	17,205	307,935
Customer	35,992	92,934	2,256,630	34,292	80,086	2,256,481
Debt securities	-	11,402	736,905	-	9,573	775,562
Other financial liabilities	-	1	87,057	-	2	90,962
Total	336,476	191,333	3,543,751	373,117	138,124	3,582,266

b)    Information on issues, repurchases or redemptions of debt securities issued

The detail, at March 31, 2017 and 2016, of the outstanding balance of the debt securities which at these dates had been issued by the Bank or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first three months of 2017 and 2016:

	Million of euros
	03/31/17
	Opening balance at 01/01/17	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 03/31/17

Non - subordinated	208,996	-	14,837	(22,571)	(869)	200,393
Subordinated	19,873	-	1,050	(61)	137	20,999
Total debt securities issued	228,869	-	15,887	(22,632)	(732)	221,392

	Million of reais
	03/31/17
	Opening balance at 01/01/17	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 03/31/17

Non - subordinated	716,960	-	49,644	(75,522)	(13,750)	677,332
Subordinated	68,175	-	3,513	(204)	(509)	70,975
Total debt securities issued	785,135	-	53,157	(75,726)	(14,259)	748,307

	Million of euros
	03/31/16
	Opening balance at 01/01/16	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 03/31/16

Non - subordinated	205,029	-	26,854	(29,234)	(1,821)	200,828
Subordinated	21,131	-	-	(32)	(339)	20,760
Total debt securities issued	226,160	-	26,854	(29,266)	(2,160)	221,588

	Million of reais
	03/31/16
	Opening balance at 01/01/16	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 03/31/16

Non - subordinated	884,024	-	115,365	(125,592)	(46,908)	826,889
Subordinated	91,110	-	-	(137)	(5,496)	85,477
Total debt securities issued	975,134	-	115,365	(125,729)	(52,404)	912,366

c)    Other issues guaranteed by the Group

At March 31, 2017 and 2016, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)    Fair value of financial liabilities not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at March 31, 2017 and December 31, 2016:

	Million of euros
	03/31/17		12/31/16
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	804,671	804,670	791,646	792,172
Central banks	46,596	46,342	44,112	44,314
Credit institutions	90,433	90,634	89,764	90,271
Customer	667,642	667,694	657,770	657,587
Debt securities	218,019	222,288	226,078	229,662
Other financial liabilities	25,757	25,381	26,516	26,096
Liabilities	1,048,447	1,052,339	1,044,240	1,047,930

	Million of reais
	03/31/17		12/31/16
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	2,719,789	2,719,785	2,715,742	2,717,546
Central banks	157,496	156,636	151,326	152,019
Credit institutions	305,663	306,343	307,935	309,675
Customer	2,256,630	2,256,806	2,256,481	2,255,852
Debt securities	736,905	751,333	775,562	787,855
Other financial liabilities	87,057	85,788	90,962	89,522
Liabilities	3,543,751	3,556,906	3,582,266	3,594,923

The main valuation methods and inputs used in the estimates of the fair values of the financial liabilities in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2016.

10.    Provisions

a)    Provisions for Pensions and other employment defined benefit obligations and other long term employee benefits

The change in Provisions for pensions and other employment defined benefit obligations and other long term employee benefits in the first three months of 2017 is mainly due to lower actuarial losses as a result of the changes in actuarial assumptions (see Note 11.b).

b)    Provisions for taxes and employment defined benefit obligations and Other provisions

Set forth below is the detail, by type of provision, of the balances at March 31, 2017 and at December 31, 2016 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Million of euros
	03/31/17	12/31/16

Provisions for taxes	1,024	1,074
Provisions for employment-related proceedings (Brazil)	1,047	915
Provisions for other legal proceedings	1,040	1,005
Provision for customer remediation	657	685
Regulatory framework-related provisions	211	253
Provision for restructuring	397	472
Other	1,364	1,308
	5,740	5,712

	Million of reais
	03/31/17	12/31/16

Provisions for taxes	3,461	3,684
Provisions for employment-related proceedings (Brazil)	3,539	3,139
Provisions for other legal proceedings	3,514	3,447
Provision for customer remediation	2,221	2,350
Regulatory framework-related provisions	713	868
Provision for restructuring	1,342	1,621
Other	4,609	4,484
	19,399	19,593

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and Germany. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to the Deposit Guarantee Fund in Spain and those relating to the FSCS (Financial Services Compensation Scheme) and the Bank Levy in the UK.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 10.c.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The main changes in provisions for taxes and other legal contingencies and other provisions are disclose in note 10.b. With  regard to Brazil, the main charges to profit or loss in the period ended March 31, 2017 were EUR 53 million (177 million of reais) due to civil contingencies and EUR 120 million (401 million of reais) arising from employment related claims. This increase was offset partially by the use of available provisions of which EUR 54 million (180 million of reais) were related to payments of employment-related claims and EUR 25 million (85 million of reais) due to civil contingencies. With regard with United Kingdom, EUR 37 million (124 million of reais) due to customer remediation, and EUR 10 million (33 million of reais) of restructuring provisions, increases offset by the use of EUR 97 million (325 million of reais) of customer remediation provisions, EUR 31 million (100 million of reais) of regulatory framework-related provisions (Bank Levy) and EUR 18 million (60 million of reais) of restructuring provisions were recognized.

c)    Litigation and other matters

i. Tax-related litigation

At March 31, 3017 the main tax-related proceedings concerning the Group were as follows:

–      Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognized for the amount of the estimated loss.

–      Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognized in connection with the amount considered to be a contingent liability.

–      Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor’s Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor’s Office, and the petition for clarification ("embargos de declaraçao") subsequently filed by the Brazilian Public Prosecutor’s Office, which on September 3, 2015 admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which a provision for the estimated loss was recognized, still persist.

–      Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability.

–      Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

–      In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. A provision was recognized in connection with the amount of the estimated loss.

–      In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (the Brazilian Tax Appeal Administrative Council, CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. Banco Santander (Brasil) S.A. appealed against this infringement notice and the court found in its favor. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions were recognized in connection with these proceedings because this matter should not affect the interim financial statements.

–      In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil), S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander (Brasil) S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavorable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

–      In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A. (Brazil), current Zurich Santander Brasil Seguros e Previdência, S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice and subsequently appealed before the CARF, whose resolution partly in favour has been appealed by the Unión Federal and Zurich Santander Brasil Seguros e Previdência, S.A. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

–      In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil) S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil) S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil) S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the interim financial statements.

–      In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. lodged an appeal against this decision at the Federal Tax Office and obtained a favorable decision in July 2015. Such decision was appealed by the Brazilian tax authorities before the CARF, which ruled in their favor. Consequently, this past November the Bank lodged an appeal before the Higher Chamber of Tax Appeals. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

–      Banco Santander (Brasil), S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

–      Banco Santander (Brazil), S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.

–      Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 in connection with a Trust created by Santander Holdings USA, Inc. in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considered that, in accordance with applicable tax legislation, it was entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action were to be favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. On November 13, 2015, the District Court Judge found in favor of Santander Holdings USA, Inc., ordering the amounts paid over with respect to 2003 to 2005 to be refunded. The US Government appealed the decision at the US Court of Appeals for the First Circuit and on December 16, 2016 said Court reversed the District Court’s decision as to the economic substance of the Trust transaction and the foreign tax credits claimed for the Trust transaction, and ordered the case to be remanded to the District Court for judgment on the refund claim and for a trial limited to the penalties issue. On March 16, 2017, Santander Holdings USA, Inc. filed a petition with the U.S. Supreme Court to hear its appeal of the First Circuit Court’s decision.  The estimated loss relating to this litigation is provided for.

–      In 2007 the European Commission opened an investigation into illegal state aid to the Kingdom of Spain in connection with Article 12.5 of the former Consolidated Text of the Corporate Tax Law. The Commission issued the Decision 2011/5/CE of October 28, 2009, on acquisitions of subsidiaries resident in the EU and decision 2011/282/UE of January 12, 2011,  on the acquisition of subsidiaries not resident in the EU, ruling that the deduction regulated pursuant to Article 12.5 constituted illegal State aid. These decisions were subject to appeal by Banco Santander and other companies before the European Union General Court. In November 2014, the General Court delivered judgment annulling the prior decisions, and that judgment was appealed before the European Court of Justice by the Commission. In December 2016 the European Court of Justice delivered judgment setting aside the appeal and remanded the file to the General Court, which shall deliver a new judgment assessing the other annulment pleas raised by the petitioners, which, in turn, may be subject to an appeal before the Court of Justice. The Group, in accordance with the advice from its external lawyers, has not recognized provisions for these suits since they are considered to be a contingent liability.

At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

At March 31, 2017, the main non-tax-related proceedings concerning the Group were as follows:

–      Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

Final rules and guidance on Payment protection insurance complaints were published by the FCA on March 2, 2017. These included some changes to the assumptions used at December 2016. Firstly, there is a two month extension to the time bar to the end of August 2019. There is also now a requirement to proactively contact customers who have previously had their complaints defended which is likely to increase estimated volumes, costs and redress. As a result, Santander UK made an additional provision of £32m in Q117. The total provision recognized at balance sheet for this litigation amounts to GBP 427 million.

–      Delforca: Dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial. An initial arbitration ruled in favour of the Bank, but this ruling was annulled due to issues regarding the president of the tribunal and one of the items of evidence presented by Delforca. Faced with a second arbitration initiated by the Bank, and after the latter had obtained a preventive attachment in its favour (currently waived), Delforca declared bankruptcy. Prior to this, Delforca and its parent, Mobiliaria Monesa, S.A., launched other lawsuits claiming damages due to the Bank’s actions before civil courts in Madrid, later shelved, and in Santander, currently stayed on preliminary civil ruling grounds.

During the insolvency proceeding, Barcelona Commercial court no. 10 ordered the stay of the arbitration proceeding, the termination of the arbitration agreement, the lack of recognition of the contingent claim and a breach by the Bank, and dismissed the Bank’s request to conclude the proceeding due to the non-existence of insolvency. Following the appeals filed by the Bank, the Barcelona Provincial Appellate Court revoked all these decisions, except that relating to the rejection of the conclusion of the proceeding, which gave rise to the resumption of the arbitration process. Delforca appealed against the decisions confirming the validity of the arbitration agreement and the recognition of the contingent claim in favour of the Bank. Furthermore, Delforca and its parent have requested from the judge of the insolvency case the repayment of the security deposit executed by the Bank to settle the swaps. This proceeding has been stayed on preliminary civil ruling grounds. The creditors’ meeting has been postponed until the Bank’s claim is upheld or dismissed, against which Delforca has lodged an appeal. The Bank has not recognised any provisions in this connection.

–       Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors.  The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the Board of Directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session. The STF recently handed down a decision on a matter relating to a third party that upholds one of the main arguments put forward by the Bank. The Bank has not recognised any provisions in this connection.

–      Planos Económicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of civil class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos económicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (STJ) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Federal Supreme Court (STF) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter. Various appeals to the STF are currently being considered in which various matters relating to this case are discussed.

–     The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of these interim financial statements, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognised in this connection.

–     The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of these interim financial statements, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

–      At the end of the first quarter of 2013, news stories were published stating that the public sector was debating the validity of the interest rate swaps entered into between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps entered into by Banco Santander Totta, S.A. with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were entered into prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation, Banco Santander Totta, S.A. took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta, S.A. that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the UK jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013. Banco Santander Totta, S.A. extended each of the claims to include the unpaid amounts.

On November 29, 2013, the companies presented their defence in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid.

On March 4, 2016, the Court handed down a judgment in which it upheld all the matters raised by the Bank and declared al the swap agreements to be valid and binding. The transport companies appealed against this decision. The Appellate Court dismissed the appeal through a decision handed down on 13 December 2016, in which it stated that a cassation appeal cannot be filed against this decision. The transport companies have filed an appeal against this decision at the Supreme Court.

On April 12, 2017, the Portuguese State and Banco Santander Totta, S.A., have reached an agreement to end the litigation relating to a set of interest rate swap contracts signed with public transport companies. Under this agreement, the Portuguese State ensures that the companies will comply with the ruling of the Court of Appeal in London which recognised the validity of these contracts and the professional conduct of Banco Santander Totta, S.A. The state will also give up its pending appeal which was not yet accepted by the English Supreme Court.

Banco Santander Totta, on the other hand, withdraws the action and the claim for compensation against the Portuguese State and IGCP (Portuguese Treasury and Debt Management Agency) pending in the Portuguese courts and grants in return a long-term loan to the Portuguese Republic.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters.

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that,  at March 31, 2017, it had reliably estimated the obligations associated with each proceeding and had recognised, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.    Equity

In the three-month periods ended March 31, 2017 and 2016 there were no quantitative or qualitative changes in the Group’s equity other than those indicated in the condensed consolidated statements of changes in total equity.

a)    Capital

On November 4, 2016, a capital increase of EUR 74 million (261 million of reais) was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 147,848,122 shares were issued (1.02% of the share capital).

At December 31, 2016 and March 31, 2017 the Bank’s share capital consisted of 14,582,340,701 shares with a total par value of EUR 7,291 million (18,277 million of reais), in both dates.

b)    Other comprehensive income - Items not reclassified to profit or loss- Actuarial gains or losses on defined benefit pension plans

The changes in the balance of Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans are shown in the condensed consolidated statement of recognised income and expense and include the actuarial gains or losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling. Its variation is shown in the condensed consolidated statement of recognized income and expense.

During the first three months of 2017 actuarial gains or losses on defined benefit pension plans amounts to EUR 65 million (217 million of reais), which main impacts are:

–      Accumulated actuarial losses decrease of EUR 59 million (197 million of reais) corresponding to the Group’s businesses in the United Kingdom, fundamentally due to the evolution experienced by the financial assets, decrease in interest rates, as well as the fluctuation of the inflation from 3.12% to 3.06%.

–      Accumulated actuarial losses decrease of EUR 12 million (42 million of reais) corresponding to the Group’s businesses in Germany, essentially due to the increase in the discount rate from 1.84% to 2.00%.

–      Increase EUR 14 million (47 million of reais) as a result of the evolution of the exchange rates, mainly in Brazil (reais appreciation).

c)    Other comprehensive income - Items thay may not be reclassificated to profit or loss - Hedges of net investments in foreign operations and exchange differences

Other comprehensive income - Items thay may not be reclassificated to profit or loss - Hedges of net investments in foreign operations includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.

Other comprehensive income - Items thay may not be reclassificated to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net changes in both items recognised in the first three months of 2017 in the statement of recognised income and expense interim condensed consolidated reflect the effect arising from the appreciation/depreciation of the currencies. The changes in the balance in the first three months of 2017 partly corresponds to a profit of approximately EUR 158 million related to the measurement of goodwill using the period-end exchange rate (Note 8).

d)    Other comprehensive income – Items thay may be reclassificated to profit or loss - Available-for-sale financial assets

Valuation adjustments - Items thay may be reclassificated to profit or loss - Financial assets available-for-sale includes the net amount of unrealised changes in the fair value of assets classified as Financial assets available-for-sale (see Note 5.b).

The breakdown, by type of instrument and geographical origin of the issuer, of Other accumulated results - Available-for-sale financial assets at March 31, 2017 and December 31, 2016 is as follows:

	Million of euros
	03/31/17				12/31/16
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	404	(34)	370	34,127	610	(26)	584	32,729
Rest of Europe	63	(158)	(95)	14,959	50	(170)	(120)	16,879
Latin America and rest of the world	448	(139)	309	38,090	167	(163)	4	35,996
Private-sector debt securities	138	(132)	6	25,770	117	(162)	(45)	25,683
	1,053	(463)	590	112,946	944	(521)	423	111,287

Equity instruments
Domestic
Spain	50	(5)	45	1,253	48	(5)	43	1,309
International
Rest of Europe	240	(4)	236	972	284	(4)	280	1,016
United States	22	—	22	716	21	-	21	772
Latin America and rest of the world	810	(5)	805	2,308	811	(7)	804	2,390
	1,122	(14)	1,108	5,249	1,164	(16)	1,148	5,487
Of which:
Listed	948	(11)	937	3,015	999	(11)	988	3,200
Unlisted	174	(3)	171	2,234	165	(5)	160	2,287

	2,175	(477)	1,698	118,195	2,108	(537)	1,571	116,774

	Million of reais
	03/31/17				12/31/16
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	1,366	(114)	1,252	115,348	2,093	(89)	2,004	112,277
Rest of Europe	211	(534)	(323)	50,562	172	(583)	(411)	57,903
Latin America and rest of the world	1,514	(469)	1,045	128,744	573	(559)	14	123,484
Private-sector debt securities	465	(445)	20	87,103	401	(559)	(158)	88,106
	3,556	(1,562)	1,994	381,757	3,239	(1,790)	1,449	381,770

Equity instruments
Domestic
Spain	168	(17)	151	4,235	165	(17)	148	4,491
International
Rest of Europe	812	(13)	799	3,285	974	(14)	960	3,485
United States	74	-	74	2,421	72	-	72	2,648
Latin America and rest of the world	2,738	(17)	2,721	7,800	2,782	(24)	2,758	8,199
	3,792	(47)	3,745	17,741	3,993	(55)	3,938	18,823
Of which:
Listed	3,205	(37)	3,168	10,190	3,427	(38)	3,389	10,977
Unlisted	587	(10)	577	7,551	566	(17)	549	7,846

	7,348	(1,609)	5,739	399,498	7,232	(1,845)	5,387	400,593

12.   Segment information

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Activities. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognised under Interest income, Dividend income,  Commission income, Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net; Gain or losses on financial assets and liabilities held for trading, net; Gain or losses on financial assets and liabilities mesuared at fair value through profit or loss, net; Gain or losses from hedge accounting, net; and Other operating income in the accompanying consolidated income statements for the three-month period ended March 31, 2017 and 2016:

	Revenue (Million of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
Segment	03/31/17	03/31/16	03/31/17	03/31/16	03/31/17	03/31/16

Continental Europe	4,340	4,825	148	(90)	4,488	4,735
United Kingdom	2,241	2,458	(21)	235	2,220	2,693
Latin America	10,540	8,198	(183)	(332)	10,357	7,866
United States	2,322	2,454	43	16	2,365	2,470
Corporate Activities	11	(160)	1,402	1,663	1,413	1,503
Inter-segment revenue adjustments and eliminations	-	-	(1,389)	(1,492)	(1,389)	(1,492)
Total	19,454	17,775	-	-	19,454	17,775

	Revenue (Million of reais)
	Revenue from external customers		Inter-segment revenue		Total revenue
Segment	03/31/17	03/31/16	03/31/17	03/31/16	03/31/17	03/31/16

Continental Europe	14,521	20,729	494	(386)	15,015	20,343
United Kingdom	7,499	10,558	(71)	1,009	7,428	11,567
Latin America	35,266	35,220	(611)	(1,425)	34,655	33,795
United States	7,770	10,544	144	68	7,914	10,612
Corporate Activities	39	(688)	4,691	7,145	4,730	6,457
Inter-segment revenue adjustments and eliminations	-	-	(4,647)	(6,411)	(4,647)	(6,411)
Total	65,095	76,363	-	-	65,095	76,363

Also, following is the reconciliation of the Group’s consolidated profit after tax for the three-month period ended March 31, 2017 and 2016, broken down by business segment, to the profit before tax per the condensed consolidated income statements for these periods:

	Consolidated profit (Million of euros)
Segment	03/31/17	03/31/16

Continental Europe	851	776
United Kingdom	423	462
Latin America	1,245	841
United States	138	160
Corporate Activities	(471)	(318)
Total profit of the segments reported	2,186	1,921
(+/-) Unallocated profit/loss	-	-
(+/-) Elimination of inter-segment profit/loss	-	-
(+/-) Other profit/loss	-	-
(+/-) Income tax and/or profit from discontinued operations	1,125	810
Profit before tax	3,311	2,731

	Consolidated profit (Million of reais)
Segment	03/31/17	03/31/16

Continental Europe	2,849	3,332
United Kingdom	1,416	1,986
Latin America	4,164	3,612
United States	461	689
Corporate Activities	(1,575)	(1,365)
Total profit of the segments reported	7,315	8,254
(+/-) Unallocated profit/loss	-	-
(+/-) Elimination of inter-segment profit/loss	-	-
(+/-) Other profit/loss	-	-
(+/-) Income tax and/or profit from discontinued operations	(3,763)	(3,480)
Profit before tax	11,078	11,734

13.   Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first three months of 2017 and 2016, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

	Million of euros
	03/31/17
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	2	-	2
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	4	-	4
	-	-	6	-	6
Income:
Finance income	-	-	13	2	15
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	5	-	5
Other income	-	-	143	1	144
	-	-	161	3	164
:

Million of reais
03/31/17
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	7	-	7
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	13	-	13
	-	-	20	-	20
Income:	-
Finance income	-	-	43	7	50
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	17	-	17
Other income	-	-	478	3	481
	-	-	538	10	548

	Million of euros
	03/31/17
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	-	125	4	129
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	2	34	27	63
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	1	94	71	166
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	7	130	9	146
Guarantees provided	-	-	-	70	70
Guarantees received	-	-	-	-	-
Commitments acquired	-	1	2	7	10
Commitments/guarantees cancelled	-	1	-	3	4
Dividends and other distributed profit	-	2	-	8	10
Other transactions	-	-	8	5	13

	Million of reais
	03/31/17
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	-	515	16	531
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	8	140	111	259
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	4	387	292	683
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	29	535	37	601
Guarantees provided	-	-	-	288	288
Guarantees received	-	-	-	-	-
Commitments acquired	-	4	8	29	41
Commitments/guarantees cancelled	-	4	-	12	16
Dividends and other distributed profit	-	8	-	33	41
Other transactions	-	-	33	21	54

Million of euros
03/31/16
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	4	-	4
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	4	-	4
	-	-	8	-	8
Income:
Finance income	-	-	29	4	33
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	253	1	254
	-	-	282	5	287

Million of reais
03/31/16
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	17	-	17
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	17	-	17
	-	-	34	-	34
Income:
Finance income	-	-	125	17	142
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	1,087	4	1,091
	-	-	1,212	21	1,233

	Million of euros
	03/31/16
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	2	-	-	2
Financing agreements: loans and capital contributions (lender)	-	20	7,647	1,339	9,006
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	-	-	-
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	45	1,472	62	1,579
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	42	187	229
Guarantees received	-	-	-	-	-
Commitments acquired	-	6	59	143	208
Commitments/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	2	-	8	10
Other transactions	-	-	3,640	2,435	6,075

	Million of reais
	03/31/16
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	8	-	-	8
Financing agreements: loans and capital contributions (lender)	-	82	31,486	5,513	37,081
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	-	-	-
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	185	6,061	255	6,501
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	173	770	943
Guarantees received	-	-	-	-	-
Commitments acquired	-	25	243	589	857
Commitments/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	8	-	33	41
Other transactions	-	-	14,987	10,026	25,013

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 259 million (874 million of reais) at March 31, 2017  (March 31, 2016: EUR 288 million  (1,184 million of reais)).

14.   Off-balance-sheet exposures

The off-balance-sheet exposures related to balances representing loans commitments financial guarantees and other commitment guarantees  (recovables and non recovables).

Granted guarantees include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.

Contingent commitments provided include all off-balance-sheet exposures, which are not classified as guarantees provided, including drawable by third parties.

	Million of euros
	03/31/17	12/31/16

Granted guarantees	43,979	44,434
Financial guarantees	15,688	17,244
Non- financial guarantees	25,448	24,477
Irrevocable documentary credits	2,843	2,713
Contingent commitment granted	243,952	231,962
Loans commitments	209,394	202,097
Other commitments	34,558	29,865
	287,931	276,396

	Million of reais
	03/31/17	12/31/16

Granted guarantees	148,648	152,432
Financial guarantees	53,023	59,153
Non- financial guarantees	86,014	83,969
Irrevocable documentary credits	9,611	9,310
Contingent commitments granted	824,558	795,746
Loans commitments	707,749	693,292
Other commitments	116,809	102,854
	973,206	948,178

At March 31, 2017 the Group had registered provisions for guarantees and commitments amounting EUR 538 million (1,821 million of reais) and EUR 459 million (1,579 million of reais at December 31, 2016).

15.   Average headcount and number of offices

The average number of employees at the Bank and the Group, by gender, in the three-month periods ended March 31, 2017 and 2016 is as follows:

	Bank		Group
Average headcount	03/31/17	03/31/16	03/31/17	03/31/16

Male	11,691	12,902	83,480	87,193
Female	9,793	10,221	105,069	107,216
	21,484	23,123	188,549	194,409

The number of offices at March 31, 2017 and December 31, 2016 is as follow:

	Group
Number of offices	03/31/17	12/31/16

Spain	2,944	2,974
Group	9,173	9,261
	12,117	12,235

16.   Other disclosures

a)    Valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at March 31, 2017 and December 31, 2016, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Million of euros
	03/31/17			12/31/16
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total

Financial assets held for trading	63,037	80,072	143,109	64,259	83,928	148,187
Financial assets designated at fair value through profit or loss	3,365	42,661	46,026	3,220	28,389	31,609
Financial assets available- for- sale (1)	90,280	26,635	116,915	89,563	25,862	115,425
Hedging derivatives (assets)	1	8,933	8,934	216	10,161	10,377
Financial liabilities held for trading	20,495	79,055	99,550	20,906	87,859	108,765
Financial liabilities designated at fair value through profit or loss	-	56,606	56,606	-	40,263	40,263
Hedging derivatives (liabilities)	14	7,348	7,362	9	8,147	8,156
Liabilities under insurance contracts	-	635	635	-	652	652

	Million of reais
	03/31/17			12/31/16
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total

Financial assets held for trading	213,065	270,641	483,706	220,440	287,915	508,355
Financial assets designated at fair value through profit or loss	11,374	144,194	155,568	11,046	97,388	108,434
Financial assets available- for- sale (1)	305,146	90,026	395,172	307,245	88,720	395,965
Hedging derivatives (assets)	3	30,194	30,197	742	34,857	35,599
Financial liabilities held for trading	69,270	267,206	336,476	71,718	301,399	373,117
Financial liabilities designated at fair value through profit or loss	-	191,333	191,333	-	138,124	138,124
Hedging derivatives (liabilities)	47	24,835	24,882	31	27,948	27,979
Liabilities under insurance contracts	-	2,147	2,147	-	2,237	2,237

(1)

In addition to the financial instruments measured at fair value shown in the foregoing table, at March 31, 2017, the Bank held equity instruments classified as available-for-sale financial assets and carried at cost amounting to EUR 1,280 million (4,326 million of reais) (December 31, 2016: EUR 1,349 million  (4,628 million of reais)).

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3).

In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group did not make any material transfers of financial instruments between measurement level  3 for the three month periods ended on the March 31, 2017 and 2016.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated financial statements as at December 31, 2016.

As of March 31, 2017, the CVA (Credit Valuation Adjustment) accounted for was EUR 542.4 million (1,833 million of reais) (‑15.7% from December 31, 2016 year end) and adjustments of DVA (Debt Valuation Adjustment) was EUR 316.1 million  (1,068 million of reais)  (‑19% compared to December 31, 2016). The reductions are mainly due to the decrease of credit spreads. CVA and DVA had been included as an input in the financial assets and liabilities disclosed in the following table.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at March 31, 2017 and December 31, 2016:

	Million of euros
	Fair values calculated using internal models at 03/31/17		Fair values calculated using internal models at 12/31/16
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	156,940	1,361	146,991	1,349
Financial assets held for trading	79,730	342	83,587	341
Credit institutions	3,450	-	3,220	-	Present Value Method	Yield curves, FX market prices
Customers (a)	11,375	-	9,504	-	Present Value Method	Yield curves, FX market prices
Debt securities and equity instruments	1,118	40	798	40	Present Value Method	Yield curves, HPI, FX market prices
Derivatives	63,787	302	70,065	301
Swaps	48,481	55	53,499	55	Present Value Method, Gaussian Copula (b)	Yield curves, FX market prices, Basis, Liquidity
Exchange rate options	413	2	524	2	Black- Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	4,870	175	5,349	173	Black's Model, Heath- Jarrow- Morton Model	Yield curves, Volatility surfaces, FX market prices, Liquidity, Correlation
Interest rate futures	1,279	-	1,447	-	Present Value Method	Yield curves, FX market prices
Index and securities options	1,833	23	1,725	26	Black- Scholes Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	6,911	47	7,521	45	Present Value Method, Monte Carlo simulation and other	Yield curves, Volatility surfaces, FX market prices, Other
Hedging derivatives	8,915	18	10,134	27
Swaps	8,709	18	9,737	27	Present Value Method	FX market prices, Yield curves, Basis
Exchange rate options	-	-	-	-	Black- Scholes Model	FX market prices, Yield curves, Volatility surfaces
Interest rate options	11	-	13	-	Black's Model	FX market prices, Yield curves, Volatility surfaces
Other	195	-	384	-	N/A	N/A

Financial assets designated at fair value through profit or loss	42,346	315	28,064	325		FX market prices, Yield curves
Credit institutions	24,038	-	10,069	-	Present Value Method	FX market prices, Yield curves, HPI
Customers (c)	17,788	77	17,521	74	Present Value Method	FX market prices, Yield curves
Debt securities and equity instruments	520	238	474	251	Present Value Method
Financial assets available- for- sale	25,949	686	25,206	656		FX market prices, Yield curves

LIABILITIES:	143,560	84	136,835	86
Financial liabilities held for trading	78,986	69	87,790	69
Central banks	-	-	1,351	-	Present Value Method	FX market prices, Yield curves
Credit institutions	644	-	44	-	Present Value Method	FX market prices, Yield curves
Customers	10,649	-	9,996	-	Present Value Method	FX market prices, Yield curves
Debt securities issues	-	-	-	-		Yield curves, HPI, FX market prices
Derivatives	66,578	69	73,481	69
Swaps	51,452	1	57,103	1	Present Value Method, Gaussian Copula (b)	FX market prices, Yield curves, Basis, Liquidity, HPI
Exchange rate options	346	-	413	-	Black- Scholes Model	FX market prices, Yield curves, Volatility surfaces, Liquidity
Interest rate options	5,644	21	6,485	21	Black's Model, Heath- Jarrow- Morton Model	FX market prices, Yield curves, Volatility surfaces, Liquidity, Correlation
Index and securities options	2,243	46	1,672	46	Black- Scholes Model	FX & EQ market prices, Yield curves, Volatility surfaces, Dividends, Correlation, Liquidity, HPI
Interest rate and equity futures	1,237	-	1,443	-	Present Value Method	FX & EQ market prices, Yield curves
Other	5,656	1	6,365	1	Present Value Method, Monte Carlo simulation and other	FX market prices, Yield curves, Volatility surfaces, Other
Short positions	1,115	-	2,918	-	Present Value Method	FX & EQ market prices, Yield curves
Hedging derivatives	7,341	7	8,138	9
Swaps	6,251	7	6,676	9	Present Value Method	FX market prices, Yield curves, Basis
Exchange rate options	-	-	-	-	Black- Scholes Model	FX market prices, Yield curves
Interest rate options	14	-	10	-	Black's Model	FX market prices, Yield curves
Other	1,076	-	1,452	-	N/A	N/A
Financial liabilities designated at fair value through profit or loss	56,598	8	40,255	8	Present Value Method	FX market prices, Yield curves
Liabilities under insurance contracts	635	-	652	-	Present Value Method

	Million of reais
	Fair values calculated using internal models at 03/31/17		Fair values calculated using internal models at 12/31/16
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	530,454	4,601	504,253	4,627
Financial assets held for trading	269,484	1,157	286,746	1,169
Credit institutions	11,656	-	11,046	-	Present Value Method	Yield curves, FX market prices
Customers (a)	38,448	-	32,603	-	Present Value Method	Yield curves, FX market prices
Debt securities and equity instruments	3,779	135	2,738	137	Present Value Method	Yield curves, HPI, FX market prices
Derivatives	215,601	1,022	240,359	1,032
Swaps	163,866	186	183,528	189	Present Value Method, Gaussian Copula (b)	Yield curves, FX market prices, Basis, Liquidity
Exchange rate options	1,396	7	1,798	7	Black- Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	16,461	592	18,350	593	Black's Model, Heath- Jarrow- Morton Model	Yield curves, Volatility surfaces, FX market prices, Liquidity, Correlation
Interest rate futures	4,323	-	4,964	-	Present Value Method	Yield curves, FX market prices
Index and securities options	6,196	78	5,918	89	Black- Scholes Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	23,359	159	25,801	154	Present Value Method, Monte Carlo simulation and other	Yield curves, Volatility surfaces, FX market prices, Other
Hedging derivatives	30,133	61	34,764	93
Swaps	29,437	61	33,403	93	Present Value Method	FX market prices, Yield curves, Basis
Exchange rate options	-	-	-	-	Black- Scholes Model	FX market prices, Yield curves, Volatility surfaces
Interest rate options	37	-	45	-	Black's Model	FX market prices, Yield curves, Volatility surfaces
Other	659	-	1,316	-	N/A	N/A
Financial assets designated at fair value through profit or loss	143,130	1,064	96,273	1,115		FX market prices, Yield curves
Credit institutions	81,249	-	34,541	-	Present Value Method	FX market prices, Yield curves, HPI
Customers (c)	60,123	260	60,106	254	Present Value Method	FX market prices, Yield curves
Debt securities and equity instruments	1,758	804	1,626	861	Present Value Method
Financial assets available- for- sale	87,707	2,319	86,470	2,250		FX market prices, Yield curves

LIABILITIES:	485,238	283	469,414	294
Financial liabilities held for trading	266,974	232	301,163	236
Central banks	-	-	4,635	-	Present Value Method	FX market prices, Yield curves
Credit institutions	2,179	-	151	-	Present Value Method	FX market prices, Yield curves
Customers	35,994	-	34,291	-	Present Value Method	FX market prices, Yield curves
Debt securities issues	-	-	-	-		Yield curves, HPI, FX market prices
Derivatives	225,033	232	252,076	236
Swaps	173,908	3	195,892	3	Present Value Method, Gaussian Copula (b)	FX market prices, Yield curves, Basis, Liquidity, HPI
Exchange rate options	1,169	-	1,417	-	Black- Scholes Model	FX market prices, Yield curves, Volatility surfaces, Liquidity
Interest rate options	19,077	71	22,247	72	Black's Model, Heath- Jarrow- Morton Model	FX market prices, Yield curves, Volatility surfaces, Liquidity, Correlation
Index and securities options	7,581	155	5,736	158	Black- Scholes Model	FX & EQ market prices, Yield curves, Volatility surfaces, Dividends, Correlation, Liquidity, HPI
Interest rate and equity futures	4,181	-	4,950	-	Present Value Method	FX & EQ market prices, Yield curves
Other	19,117	3	21,834	3	Present Value Method, Monte Carlo simulation and other	FX market prices, Yield curves, Volatility surfaces, Other
Short positions	3,768	-	10,010	-	Present Value Method	FX & EQ market prices, Yield curves
Hedging derivatives	24,811	24	27,917	31
Swaps	21,127	24	22,902	31	Present Value Method	FX market prices, Yield curves, Basis
Exchange rate options	-	-	-	-	Black- Scholes Model	FX market prices, Yield curves
Interest rate options	47	-	34	-	Black's Model	FX market prices, Yield curves
Other	3,637	-	4,981	-	N/A	N/A
Financial liabilities designated at fair value through profit or loss	191,306	27	138,097	27	Present Value Method	FX market prices, Yield curves
Liabilities under insurance contracts	2,147	-	2,237	-	Present Value Method

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

(b)

Includes credit risk derivatives with a negative net fair value of EUR 0 million (0 million of reais) recognised in the interim condensed consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.

(c)

Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

–     Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•

The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•

HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•

HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

–     Illiquid CDOs and CLOs in the portfolio of the treasury unit in Madrid. These are measured by grouping together the securities by type of underlying (sector/country), payment hierarchy (prime, mezzanine, junior, etc.), and assuming forecast conditional prepayment rates (CPR) and default rates, adopting conservative criteria.

–     Trading derivatives on baskets of shares. These are measured using advanced local and stochastic volatility models, using Monte Carlo simulations; the main unobservable input is the correlation between the prices of the shares in each basket in question.

–     Callable interest rate trading derivatives (Bermudan style options) where the main unobservable input is mean reversion of interest rates.

The net amount recorded in the results of the first three months of 2017 resulting from the aforementioned valuation models which main inputs are unobservable market data (Level 3) amounts to EUR 11 million  (37 million of reais)  losses.

The table below shows the effect, at March 31, 2017, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

					Impacts (in million of euros)
Portfolio/Instrument				Weighted	Unfavourable	Favourable
(Level 3)	Valuation technique	Main unobservable inputs	Range	average	scenario	scenario
Financial assets held for trading
Debt securities and equity instruments	Partial differential equations	Long- term volatility	27%- 41%	37.50%	(0.6)	0.2
Derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a)	(2.1)	2.1
	Present Value Method, Modified Black- Scholes Model	Prepaid Curves	0%- 5%	2.70%	(31.6)	26.9
		HPI forward growth rate	N/A	739.8(**)	(10.5)	10.5
	Standard Gaussian Copula Model	HPI spot rate	0%- 5%	2.63%	(2.8)	3.1
	Advanced local and stochastic volatility models	Probability of default	(2%)- 2%	0.0%	(1.2)	1.2

Financial assets designated at fair value through profit or loss
Customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black- Scholes model	HPI forward growth rate (Corrected by mortality rates)	0%- 5%	2.77%	(6.5)	5.2
Debt securities and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate(Corrected by mortality rates)	0%- 5%	2.70%	(34.7)	29.6
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	N/A	739.8(**)	(19.9)	19.9
Financial assets available- for- sale
Debt securities and equity instruments	Present Value Method, others	Non- performing loans and prepayment ratios, cost of capital, long- term earnings growth rate	(a)	(a)	(4.9)	4.9
			0%- 100%	42%	(20.3)	14.7
Financial liabilities held for trading
Derivatives	Present Value Method, Modified Black- Scholes Model	HPI forward growth rate	0%- 5%	2.63%	(11.1)	12.3
	Present Value Method, Modified Black- Scholes Model	HPI spot rate	N/A	708.1(**)	(10.5)	10.5
	Present Value Method, Modified Black- Scholes Model	Curves on TAB indices (*)	(a)	(a)	-	-
	Advanced local and stochastic volatility models	Correlation between share prices	(2%)- 2%	0.00	(b)	(b)

Hedging Derivatives (Liabilities)	Advanced multi- factor interest rate models	Mean reversion of interest rates	0.0001- 0.03	1%	-	0.0

Financial liabilities designated at fair value through profit or loss	-	-	-	-	(b)	(b)

					Impacts (in million of reais)
Portfolio/Instrument				Weighted	Unfavourable	Favourable
(Level 3)	Valuation technique	Main unobservable inputs	Range	average	scenario	scenario
Financial assets held for trading
Debt securities and equity instruments	Partial differential equations	Long- term volatility	27%- 41%	37.50%	(2.00)	0.51
Derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a)	(7.01)	7.01
	Present Value Method, Modified Black- Scholes Model	Prepaid Curves	0%- 5%	2.70%	(105.6)	89.95
		HPI forward growth rate	N/A	739.8(**)	(35.2)	35.20
	Standard Gaussian Copula Model	HPI spot rate	0%- 5%	2.63%	(9.27)	10.29
	Advanced local and stochastic volatility models	Probability of default	(2%)- 2%	0.0%	(3.91)	3.91

Financial assets designated at fair value through profit or loss
Customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black- Scholes model	HPI forward growth rate (Corrected by mortality rates)	0%- 5%	2.77%	(21.67)	17.44
Debt securities and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate(Corrected by mortality rates)	0%- 5%	2.70%	(116.16)	98.95
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	N/A	739.8(**)	(66.49)	66.49
Financial assets available- for- sale
Debt securities and equity instruments	Present Value Method, others	Non- performing loans and prepayment ratios, cost of capital, long- term earnings growth rate	(a)	(a)	(16.33)	16.33
		Contingencies for litigations	0%- 100%	42%	(68.05)	49.28
Financial liabilities held for trading
Derivatives	Present Value Method, Modified Black- Scholes Model	HPI forward growth rate	0%- 5%	2.63%	(37.08)	41.14
	Present Value Method, Modified Black- Scholes Model	HPI spot rate	N/A	708.1(**)	(35.20)	35.20
	Present Value Method, Modified Black- Scholes Model	Curves on TAB indices (*)	(a)	(a)	-	-
	Advanced local and stochastic volatility models	Correlation between share prices	(2%)- 2%	0.00	(b)	(b)

Hedging Derivatives (Liabilities)	Advanced multi- factor interest rate models	Mean reversion of interest rates	0.0001- 0.03	1%	-	0.0

Financial liabilities designated at fair value through profit or loss	-	-	-	-	(b)	(b)

(*)     TAB: “Tasa Activa Bancaria”  (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).

(**)   There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.

(***) Theoretical average value of the parameter. The change arising on a favourable scenario is from 0.00001 to 0.03. An unfavourable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level. The Group is also exposed, to a lesser extent, to this type of derivative in currencies other than the euro and, therefore, both the average and the range of the unobservable inputs are different. The impact in an unfavourable scenario would be losses of EUR 2.3 million  (7.7 million of reais).

(a)

The exercise was conducted for the unobservable inputs described in the main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/‑100 b.p. for the total sensitivity to this index in Chilean pesos and UFs.

(b)

The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in the first three months of 2017 were as follows:

	12/31/16	Changes								03/31/17
Million of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	341	-	(2)	-	-	3	-	-	-	342
Debt securities and equity instruments	40	-	-	-	-	-	-	-	-	40
Trading derivatives	301	-	(2)	-	-	3	-	-	-	302
Swaps	55	-	-	-	-	-	-	-	-	55
Exchange rate options	2	-	-	-	-	-	-	-	-	2
Interest rate options	173	-	-	-	-	2	-	-	-	175
Index and securities options	26	-	-	-	-	(3)	-	-	-	23
Other	45	-	(2)	-	-	4	-	-	-	47
Hedging derivatives	27	-	(1)	-	-	(8)	-	-	-	18
Swaps	27	-	(1)	-	-	(8)	-	-	-	18
Financial assets designated at fair value through profit or loss	325	-	(2)	-	-	(8)	-	-	-	315
Loans and advances to customers	74	-	-	-	-	3	-	-	-	77
Debt instruments	237	-	(2)	-	-	(12)	-	-	-	223
Equity instruments	14	-	-	-	-	1	-	-	-	15
Financial assets available- for- sale	656	-	-	-	-	-	20	(3)	13	686
TOTAL ASSETS	1,349	-	(5)	-	-	(13)	20	(3)	13	1,361

Financial liabilities held for trading	69	-	-	-	-	-	-	-	-	69
Trading derivatives	69	-	-	-	-	-	-	-	-	69
Swaps	1	-	-	-	-	-	-	-	-	1
Interest rate options	21	-	-	-	-	-	-	-	-	21
Index and securities options	46	-	-	-	-	-	-	-	-	46
Others	1	-	-	-	-	-	-	-	-	1
Hedging derivatives	9	-	-	-	-	(2)	-	-	-	7
Swaps	9	-	-	-	-	(2)	-	-	-	7
Financial liabilities designated at fair value through profit or loss	8	-	-	-	-	-	-	-	-	8
TOTAL LIABILITIES	86	-	-	-	-	(2)	-	-	-	84

	12/31/16	Changes								03/31/17
Million of reais	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognised in profit or loss (unrealised)	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	1,169	-	(7)	-	-	10	-	-	(15)	1,157
Debt securities and equity instruments	137	-	-	-	-	-	-	-	(2)	135
Trading derivatives	1,032	-	(7)	-	-	10	-	-	(13)	1,022
Swaps	189	-	-	-	-	-	-	-	(3)	186
Exchange rate options	7	-	-	-	-	-	-	-	-	7
Interest rate options	593	-	-	-	-	7	-	-	(8)	592
Index and securities options	89	-	-	-	-	(10)	-	-	(1)	78
Other	154	-	(7)	-	-	13	-	-	(1)	159
Hedging derivatives	93	-	(3)	-	-	(27)	-	-	(2)	61
Swaps	93	-	(3)	-	-	(27)	-	-	(2)	61
Financial assets designated at fair value through profit or loss	1,115	-	(7)	-	-	(27)	-	-	(17)	1,064
Loans and advances to customers	254	-	-	-	-	10	-	-	(4)	260
Debt instruments	813	-	(7)	-	-	(40)	-	-	(13)	753
Equity instruments	48	-	-	-	-	3	-	-	-	51
Financial assets available- for- sale	2,250	-	-	-	-	-	67	(10)	12	2,319
TOTAL ASSETS	4,627	-	(17)	-	-	(44)	67	(10)	(22)	4,601

Financial liabilities held for trading	236	-	-	-	-	-	-	-	(4)	232
Trading derivatives	236	-	-	-	-	-	-	-	(4)	232
Swaps	3	-	-	-	-	-	-	-	-	3
Interest rate options	72	-	-	-	-	-	-	-	(1)	71
Index and securities options	158	-	-	-	-	-	-	-	(3)	155
Others	3	-	-	-	-	-	-	-	-	3
Hedging derivatives	31	-	-	-	-	(7)	-	-	-	24
Swaps	31	-	-	-	-	(7)	-	-	-	24
Financial liabilities designated at fair value through profit or loss	27	-	-	-	-	-	-	-	-	27
TOTAL LIABILITIES	294	-	-	-	-	(7)	-	-	(4)	283

b)    Sovereign risk with peripheral European countries

The detail at March 31, 2017 and December 31, 2016, by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions exposed to them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (see Note 54 to the consolidated financial statements for 2016), is as follows:

Sovereign risk by country of issuer/borrower at March 31, 2017 (*)
	Million of euros
	Debt instruments							Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets available- for- sale	Loans and receivables	Held- to maturity investments	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	5,875	(2,904)	24,680	1,668	1,955	13,919	45,193	(154)	-
Portugal	61	(325)	4,837	215	4	903	5,695	-	1
Italy	2,884	(629)	593	-	-	7	2,855	(2)	2
Greece	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-	-

Sovereign risk by country of issuer/borrower at March 31, 2017 (*)
	Million of reais
	Debt instruments							Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets available- for- sale	Loans and receivables	Held- to maturity investments	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	19,857	(9,816)	83,418	5,638	6,608	47,046	152,751	(521)	-
Portugal	206	(1,098)	16,349	727	14	3,052	19,250	-	3
Italy	9,748	(2,126)	2,004	-	-	24	9,650	(7)	7
Greece	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-	-

(*)   Information prepared under EBA standards. Also, there are government debt securities on insurance companies balance sheets amounting to EUR 10,776 million  (36,424 million of reais) (of which EUR 9,565 million, EUR 891 million and EUR 320 million (32,330 million of reais, 3,012 million of reais, 1,082 million de reais) relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments–  amounting to EUR 2,268 million (7,667 million of reais) (of which EUR 2,178 million, EUR 70 million and EUR 20 million  (7,362 million of reais, 237 million of reais and 68 million of reais)  to Spain, Portugal and Italy, respectively).

(**)   Presented without taking into account the valuation adjustments recognised (EUR 18 million)  (61 million of reais).

(***) “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs”  refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at December 31, 2016 (*)
	Million of euros
	Debt instruments							Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets available- for- sale	Loans and receivables	Held- to maturity investments	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	8,943	(4,086)	23,415	1,516	1,978	14,127	45,893	(176)	-
Portugal	154	(212)	5,982	214	4	930	7,072	-	-
Italy	2,211	(758)	492	-	-	7	1,952	(2)	2
Greece	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-	-

Sovereign risk by country of issuer/borrower at December 31, 2016 (*)
	Million of reais
	Debt instruments							Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets available- for- sale	Loans and receivables	Held- to maturity investments	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	30,679	(14,019)	80,326	5,201	6,785	48,463	157,435	(604)	-
Portugal	528	(730)	20,522	734	15	3,190	24,259	-	-
Italy	7,585	(2,601)	1,689	-	-	24	6,697	(7)	7
Greece	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-	-

(*)    Information prepared under EBA standards. Also, there are government debt securities on insurance companies balance sheets amounting to EUR 10,502 million  (36,027 million of reais) (of which EUR 9,456 million, EUR 717 million and EUR 329 million  (32,439 million of reais, 2,460 millios of reais and 1,129 million of reais) relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments–  amounting to EUR 5,449 million (18,693 million of reais) (EUR 5,349 million, EUR 91 million and EUR 9 million (18,350 million of reais, 312 million of reais and 31 million of reais) to Spain, Portugal and Italy, respectively).

(**)    Presented without taking into account the valuation adjustments recognised (EUR 27 million)  (93 million of reais).

(***)  “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs”  refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at March 31, 2017 and December 31, 2016 is as follows:

Exposure to other counterparties by country of issuer/borrower at March 31, 2017 (*)
		Million of euros
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets available- for- sale	Loans and receivables	Held to maturity investments	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	7,866	9,732	1,079	4,236	663	-	147,856	171,432	2,337	(14)
Portugal	1,159	-	83	417	4,103	238	28,581	34,581	1,525	-
Italy	11	2,955	505	728	-	-	6,802	11,001	283	6
Greece	-	-	-	-	-	-	59	59	33	-
Ireland	-	-	65	394	73	-	874	1,406	690	-

Exposure to other counterparties by country of issuer/borrower at March 31, 2017 (*)
		Million of reais
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets available- for- sale	Loans and receivables	Held to maturity investments	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	26,587	32,894	3,647	14,318	2,241	-	499,753	579,440	7,899	(47)
Portugal	3,917	-	281	1,409	13,868	804	96,604	116,883	5,154	-
Italy	37	9,988	1,707	2,461	-	-	22,991	37,184	957	20
Greece	-	-	-	-	-	-	199	199	112	-
Ireland	-	-	220	1,332	247	-	2,954	4,753	2,332	-

(*)   Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 68,937 million, EUR 6,871 million, EUR 3,350 million, EUR 2 million and EUR 695 million (233,007 million of reais, 23,224 million of reais, 11,323 million of reais, 7 million of reais and 2,349 million of reais) to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)  Presented excluding valuation adjustments and impairment losses recognised (EUR 8,246 million) (27,871 million of reais).

(***) “Other than CDSs”  refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs”  refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2016 (*)
		Million of euros
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets available- for- sale	Loans and receivables	Held to maturity investments	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	9,640	8,550	1,223	4,663	711	-	147,246	172,033	2,977	(16)
Portugal	655	-	84	426	3,936	240	28,809	34,150	1,600	-
Italy	26	-	818	732	-	-	6,992	8,568	161	6
Greece	-	-	-	-	-	-	47	47	34	-
Ireland	-	-	45	396	77	-	985	1,503	690	-

Exposure to other counterparties by country of issuer/borrower at December 31, 2016 (*)
		Million of reais
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets available- for- sale	Loans and receivables	Held to maturity investments	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	33,070	29,331	4,196	15,996	2,439	-	505,127	590,159	10,213	(55)
Portugal	2,247	-	288	1,461	13,502	823	98,831	117,152	5,489	-
Italy	89	-	2,806	2,511	-	-	23,986	29,392	552	21
Greece	-	-	-	-	-	-	161	161	117	-
Ireland	-	-	154	1,358	264	-	3,379	5,155	2,367	-

(*)    Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 64,522 million, EUR 6,993 million, EUR 3,364 million, EUR 268 million and EUR 369 million (221,343 million of reais, 23,989 million of reais, 11,540 million of reais, 919 million of reais and 1,266 million of reais) to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)  Presented excluding valuation adjustments and impairment losses recognised (EUR 8,692 million) (29,818 millios of reais).

(***) Other than CDSs”  refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs”  refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at March 31, 2017 and December 31, 2016:

03/31/17
Million of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	670	645	25	(4)	(10)	(14)
Portugal	Sovereign	28	290	(262)	-	1	1
	Other	-	16	(16)	-	-	-
Italy	Sovereign	78	503	(425)	-	2	2
	Other	231	257	(26)	(2)	8	6
Greece	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-
Ireland	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-

03/31/17
Million of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	2,265	2,181	84	(14)	(33)	(47)
Portugal	Sovereign	95	981	(886)	-	3	3
	Other	-	54	(54)	-	-	-
Italy	Sovereign	264	1,700	(1,436)	-	7	7
	Other	781	869	(88)	(7)	27	20
Greece	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-
Ireland	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-

12/31/16
Million of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	534	751	(217)	(3)	(13)	(16)
Portugal	Sovereign	28	290	(262)	1	(1)	-
	Other	-	6	(6)	-	-	-
Italy	Sovereign	78	503	(425)	-	2	2
	Other	317	362	(45)	(1)	7	6
Greece	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-
Ireland	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-

12/31/16
Million of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	1,832	2,576	(744)	(10)	(45)	(55)
Portugal	Sovereign	96	995	(899)	3	(3)	-
	Other	-	21	(21)	-	-	-
Italy	Sovereign	268	1,726	(1,458)	-	7	7
	Other	1,087	1,241	(154)	(3)	24	21
Greece	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-
Ireland	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-

17.    Explanation added for translation to English

These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to the Group (see note 1.b).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 8, 2017	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer